FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 July 2004 – 11 August 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Fourth Quarter Results to 30 June 2004

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Appendix 1 Plus Annexure One
1.4	Appendix 7

Media Releases

2.1	Migration from 025 to 027 continues at pace
2.2	Telecom outlines new technology investments plans
2.3	Telecom delivers strong annual earnings growth

Miscellaneous

3.1	Notification of Allotment of Securities

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the year ended 30 June 2004

		Year ended 30 June
		2004 $	2003 $	2002 $
(Dollars in millions, except per share amounts)	notes
Operating revenues
Local service		1,120	1,110	1,080
Calling	2	1,446	1,542	1,763
Interconnection		193	154	145
Cellular and other mobile services		813	796	822
Data, Internet and solutions	2	1,004	923	875
Other operating revenues	2	776	666	852
Abnormal revenues	3	28	—	—

		5,380	5,191	5,537

Operating expenses
Labour		594	548	599
Cost of sales		1,472	1,418	1,759
Other operating expenses		942	909	914
Abnormal expenses	3	121	—	862
Share of associate companies losses after income tax		—	—	1

		3,129	2,875	4,135

Earnings before interest, taxation, depreciation and amortisation		2,251	2,316	1,402
Depreciation and amortisation	4	823	820	815

Earnings before interest and taxation		1,428	1,496	587
Interest income		27	14	17
Interest expense		(361)	(407)	(430)

Earnings before income tax		1,094	1,103	174
Income tax expense	5	(337)	(391)	(365)

Earnings/(loss) after income tax		757	712	(191)
Minority interests in (profits)/loss of subsidiaries		(3)	(3)	3

Net earnings/(loss) attributable to shareholders		754	709	(188)

Net earnings/(loss) per share		$0.392	$0.376	$(0.101)

Weighted average number of ordinary shares outstanding (in millions)		1,922	1,887	1,863

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the year ended 30 June 2004

		Year ended 30 June
		2004 $	2003 $	2002 $
(Dollars in millions)	notes
Equity at the beginning of the year		1,767	1,328	2,003
Total recognised revenues and expenses
Net earnings/(loss) attributable to shareholders		754	709	(188)
Minority interests in profits/(loss) of subsidiaries		3	3	(3)
Movement in foreign currency translation reserve		(45)	(40)	(191)

		712	672	(382)
Contributions from owners
Capital contributed		163	146	80
Movement in deferred compensation		1	1	—
Additional minority interest		—	—	2

		164	147	82
Distributions to owners
Dividends:
Parent	6	(488)	(428)	(423)
Minority interests		(2)	(2)	(2)
Tax credit on supplementary dividends		55	52	50
Buy-out of minority interest		—	(2)	—

		(435)	(380)	(375)

Equity at the end of the year		2,208	1,767	1,328

Represented by:
Contributed capital		1,871	1,708	1,562
Foreign currency translation reserve		(288)	(243)	(203)
Minority interests		3	2	3
Retained earnings/(deficit)		620	299	(34)
Deferred compensation		2	1	—

Equity at the end of the year		2,208	1,767	1,328

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 June 2004

	30 June
	2004 $	2003 $
(Dollars in millions)
ASSETS
Current assets:
Cash	238	120
Short-term investments	247	64
Receivables and prepayments	971	929
Inventories	50	42

Total current assets	1,506	1,155
Long-term investments	767	947
Intangibles	915	1,018
Fixed assets	4,312	4,635

Total non-current assets	5,994	6,600

Total assets	7,500	7,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	931	983
Debt due within one year	803	546

Total current liabilities	1,734	1,529
Deferred taxation	120	127
Long-term debt	3,438	4,332

Total non-current liabilities	3,558	4,459

Total liabilities	5,292	5,988

Equity:
Shareholders’ funds	2,205	1,765
Minority interests	3	2

Total equity	2,208	1,767

Total liabilities and equity	7,500	7,755

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended 30 June 2004

		Year ended 30 June
		2004 $	2003 $	2002 $
(Dollars in millions)	notes
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		5,306	5,251	5,396
Proceeds from cross border leases		—	—	35
Interest income		21	11	16
Dividend income		5	3	3
Payments to suppliers and employees		(2,925)	(2,973)	(3,317)
Payments from provisions		—	(5)	(33)
Income tax paid		(352)	(307)	(304)
Interest paid on debt		(374)	(414)	(445)

Net cash flows from operating activities	7	1,681	1,566	1,351

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		10	31	65
(Purchase)/sale of short-term investments, net		(186)	162	(157)
Purchase of long-term investments		(5)	(175)	(362)
Sale of long-term investments		198	54	21
Purchase of fixed assets		(627)	(607)	(828)
Capitalised interest paid		(7)	(5)	(10)

Net cash flows applied to investing activities		(617)	(540)	(1,271)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	348	1,777
Repayment of long-term debt		(560)	(593)	(949)
Repayment of short-term debt, net		(54)	(457)	(557)
Capital contributed		14	—	—
Dividends paid		(346)	(286)	(345)

Net cash flows applied to financing activities		(946)	(988)	(74)

Net cash flow		118	38	6
Opening cash position (including bank overdrafts)		120	82	76

Closing cash position (including bank overdrafts)		238	120	82

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements for the year ended 30 June 2004 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) and have been prepared in accordance with generally accepted accounting practice in New Zealand (“NZ GAAP”).

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the current financial year. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2004 are consistent with those used in the preparation of the published financial statements for the years ended 30 June 2003 and 2002.

Change in Accounting Policies in Previous Financial Years

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice (“SSAP”) 12 “Accounting for Income Tax” and reflected changes in Telecom’s assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 2	REVENUE

	Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Calling
National	1,045	1,090	1,178
International	364	401	531
Other	37	51	54

	1,446	1,542	1,763

Data, internet and solutions
Data	721	670	657
Internet	229	219	197
Solutions	54	34	21

	1,004	923	875

Other operating revenues
Resale	317	278	399
Directories	220	207	198
Equipment	72	69	78
Miscellaneous other	162	109	174
Dividends from other investments	5	3	3

	776	666	852

Miscellaneous other revenue for the year ended 30 June 2002 includes a net gain of $34 million recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases. No such gains occurred in the year ended 30 June 2003 and 2004.

NOTE 3	ABNORMAL ITEMS

	Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Abnormal Revenues
Gain on sale of Sky shares	28	—	—

	28	—	—

Abnormal Expenses
Partial recovery of AOL|7 write-down	(12)	—	—
Write-down of TDMA network	110	—	—
Write-down of Australian LMDS assets	23	—	—
Write-down of goodwill and other AAPT assets	—	—	850
Close-down of CDMA rollout in Australia	—	—	12

	121	—	862

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS (continued)

Abnormal Revenues

Gain on sale of Sky shares

In October 2003, Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002, advances to AOL|7 were fully written down (see “Write-down of goodwill and other AAPT assets” below). In the period ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This has resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network is expected to generate no longer supports its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) has been recognised at 30 June 2004 to write the network down to its assessed value of $49 million.

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network has not grown to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network do not support its carrying value and accordingly it has been written down to its assessed amount at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to a remaining carrying value of $19 million.

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down was as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

Advance to associate: AAPT provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This was fully written down at 20 June 2002 as it was not expected to be recoverable.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS (continued)

Spectrum licences: Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum did not support the carrying value of the asset, spectrum licences were written down to expected recoverable amount.

Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA Rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

NOTE 4	DEPRECIATION AND AMORTISATION

	Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Depreciation	755	754	704
Amortisation	68	66	111

	823	820	815

NOTE 5	TAX SETTLEMENT

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In Q4 2003-04 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

NOTE 6	DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2004, 27,477,890 shares with a total value of $142 million were issued in lieu of a cash dividend (30 June 2003: 31,673,764 shares and $145 million).

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7	RECONCILIATION OF NET EARNINGS/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Net earnings/(loss) attributable to shareholders	754	709	(188)
Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities:
Depreciation and amortisation	823	820	815
Bad and doubtful accounts	36	56	60
Deferred income tax	(7)	56	49
Share of losses of associate companies	—	—	1
Minority interests in profits/ (loss) of subsidiaries	3	3	(3)
Abnormal revenues and expenses	105	—	862
Other	(6)	—	(23)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(72)	133	(105)
(Increase)/decrease in inventories	(8)	(6)	4
(Decrease)/increase in current taxation	(8)	29	8
Decrease in provisions	—	(5)	(51)
Increase/(decrease) in accounts payable and related items	61	(229)	(78)

Net cash flows from operating activities	1,681	1,566	1,351

NOTE 8	COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2004, minimum rental commitments for all non-cancellable operating leases were $268 million (30 June 2003: $208 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 June 2004, there were no outstanding lease commitments (30 June 2003: $Nil).

Capital Commitments

At 30 June 2004, capital expenditure amounting to $103 million (30 June 2003: $57 million), had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$12 million due in the year ending 30 June 2005.

On 14 June 2004, Telecom signed a conditional sale and purchase agreement to acquire systems integrator Gen-i for $62.5 million. An initial deposit of $6 million was paid upon signing the contract with the remainder payable on settlement. Settlement occurred on 1 July 2004.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9	CONTINGENCIES

Contingent Liabilities

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2004 (30 June 2003: A$1 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to approximately US$67 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further amounts are applied by Southern Cross towards the repayment of the portion of its senior debt secured by the contingent credit support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10	SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 August 2004, the Board of Directors approved the payment of a fourth quarter dividend of $184 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Acquisition of Gen-i

On 1 July 2004, Telecom acquired systems integrator Gen-i for $62.5 million. The consolidation of Gen-i’s results will be effective from this date.

NOTE 11	QUARTERLY FINANCIAL INFORMATION

	Operating revenues (including abnormal revenues)	Abnormal items	EBITDA*	Earnings before interest and taxation	Net earnings attributable to shareholders	Net earnings per share
(Dollars in millions, except per share amounts)
	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	28	590	388	203	0.106
31 March 2004	1,359	12	637	431	232	0.120
30 June 2004	1,348	(133)	470	264	157	0.081

Year ended 30 June 2004	5,380	(93)	2,251	1,428	754	0.392

Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

*	Earnings before interest, taxation, depreciation and amortisation

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

11

MANAGEMENT COMMENTARY

5 August 2004

Results for the year ended 30 June 2004

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $754 million for the year ended 30 June 2004 (“2004”) compared to $709 million for the year ended 30 June 2003 (“2003”). Reported net earnings for the quarter ended 30 June 2004 (“Q4 2003-04”) were $157 million compared to $211 million for the quarter ended 30 June 2003 (“Q4 2002-03”).

Reported results are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Telecom Group Reported Earnings
Operating revenues	5,352	5,191	3.1	1,348	1,294	4.2
Operating expenses	(3,008)	(2,875)	4.6	(745)	(676)	10.2
Abnormal items	(93)	—	NM	(133)	—	NM

EBITDA*	2,251	2,316	(2.8)	470	618	(23.9)
Depreciation and amortisation	(823)	(820)	0.4	(206)	(210)	(1.9)

Earnings before interest and tax	1,428	1,496	(4.5)	264	408	(35.3)
Net interest expense	(334)	(393)	(15.0)	(73)	(94)	(22.3)

Earnings before tax	1,094	1,103	(0.8)	191	314	(39.2)
Tax expense	(337)	(391)	(13.8)	(33)	(102)	(67.6)
Minority interest	(3)	(3)	—	(1)	(1)	—

Net earnings	754	709	6.3	157	211	(25.6)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM = Not a Meaningful Comparison

Reported net earnings for 2004 represented earnings per share (“EPS”) of 39.2 cents per share, compared to 37.6 cents per share for 2003, an increase of 4.3%.

Reported net earnings for 2004 include a number of abnormal and “special” items. In Q4 2003-04 impairment write-downs have been recorded in respect of the TDMA mobile network and the Australian LMDS wireless network which have been partially offset by a credit to tax expense as a result of settlement of a dispute with the NZ Inland Revenue Department (“IRD”). The current year results also include the gain on the sale of Telecom’s investment in Sky Network Television Limited in the second quarter and a recovery relating to proceeds from the sale of the AOL|7 business in the third quarter. Reported net earnings for 2003 included an accrual for Telecommunications Service Obligation (“TSO”) revenue in Q4 2002-03 of which $5 million (net of tax) related to the prior year.

Adjusting for these abnormal and special items, adjusted net earnings for 2004 are $775 million, an increase of $71 million (10.1%) compared to the prior year. This represents adjusted EPS of 40.3 cents per share for 2004, an increase of 8.0% compared to adjusted EPS of 37.3 cents for 2003.

Details of these adjustments are shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Adjustments to Earnings
Reported net earnings	754	709	6.3	157	211	(25.6)
Less:
Gain on sale of Sky	(28)	—		—	—
AOL|7 recovery	(12)	—			—
Tax settlement	(29)	—		(29)	—
TSO revenue for prior year*	—	(5)		—	(5)
Add:
Write-down of TDMA network*	74	—		74	—
Write-down of LMDS assets*	16	—		16	—

Adjusted net earnings	775	704	10.1	218	206	5.8

*	Figures are net of tax

The $28 million gain on sale of Telecom’s stake in Sky Network Television Limited was recorded in Q2 2003-04.

The $12 million recovery relating to the proceeds from the sale of the AOL|7 business was recorded in Q3 2003-04. In the year ended 30 June 2002, Telecom fully wrote down advances of A$115 million to its associate entity AOL|7 as these were not expected to be recoverable. This write-down was included as part of an abnormal charge to write down goodwill and other AAPT assets. In the current year, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In Q4 2003-04 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

An impairment write-down of $110 million ($74 million net of tax) was recognised at 30 June 2004 in respect of Telecom’s TDMA mobile network. Since the launch of Telecom’s CDMA network, which offers greater functionality and high speed data capability, there has been a significant net migration of the customer base from TDMA to CDMA. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network is expected to generate no longer supports its carrying value, therefore the network has been written down to its assessed value. The remaining carrying value of the TDMA network at 30 June 2004 is $49 million.

An impairment write-down of $23 million ($16 million net of tax) for the Australian LMDS network was recognised at 30 June 2004. The LMDS wireless access network is operated in metropolitan areas in major Australian cities. Usage of this network has not grown to originally forecast levels due to the use of alternative access technologies. The forecast cash flows expected to be generated by this network do not support its carrying value and accordingly it has been written down to its assessed value. The remaining carrying value of the LMDS network at 30 June 2004 is $19 million.

The adjustment for the TSO revenue accrual in Q4 2002-03 of $7 million ($5 million net of tax) represents the portion of the TSO revenue that related to the year ended 30 June 2002.

Telecom’s adjusted earnings are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Adjusted Earnings	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %

Operating revenues	5,352	5,184	3.2	1,348	1,287	4.7
Operating expenses	(3,008)	(2,875)	4.6	(745)	(676)	10.2

EBITDA*	2,344	2,309	1.5	603	611	(1.3)
Depreciation and amortisation	(823)	(820)	0.4	(206)	(210)	(1.9)

Earnings before interest and tax	1,521	1,489	2.1	397	401	(1.0)
Net interest expense	(334)	(393)	(15.0)	(73)	(94)	(22.3)

Earnings before tax	1,187	1,096	8.3	324	307	5.5
Tax expense	(409)	(389)	5.1	(105)	(100)	5.0
Minority interest	(3)	(3)	—	(1)	(1)	—

Adjusted net earnings	775	704	10.1	218	206	5.8

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Earnings growth for the year reflected revenue growth and lower net interest and tax expense, while operating expenses increased.

The Group recorded growth in adjusted operating revenues of $168 million (3.2%) for 2004 and $61 million (4.7%) for Q4 2003-04, with revenue growth in both the New Zealand and Australian operations.

The decrease in net interest expense is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Result	2004 $m	2003 $m	Change %	2004 $m	2003 $ m	Change %
Operating Revenues
Local Service	1,120	1,110	0.9	278	279	(0.4)
Calling	1,446	1,542	(6.2)	349	353	(1.1)
Interconnection	193	154	25.3	47	41	14.6
Cellular and other mobile	813	796	2.1	204	200	2.0
Data, internet and solutions	1,004	923	8.8	268	250	7.2
Other operating revenue	776	666	16.5	202	171	18.1
Abnormal revenue	28	—	NM	—	—	—

	5,380	5,191	3.6	1,348	1,294	4.2
Operating expenses
Labour	594	548	8.4	158	133	18.8
Cost of sales	1,472	1,418	3.8	353	318	11.0
Other operating expenses	942	909	3.6	234	225	4.0
Abnormal expenses	121	—	NM	133	—	NM

	3,129	2,875	8.8	878	676	29.9
EBITDA*	2,251	2,316	(2.8)	470	618	(23.9)
Depreciation and amortisation	823	820	0.4	206	210	(1.9)

Earnings before interest and tax	1,428	1,496	(4.5)	264	408	(35.3)
Net interest expense	334	393	(15.0)	73	94	(22.3)
Income tax expense	337	391	(13.8)	33	102	(67.6)
Minority interest	3	3	—	1	1	—

Net earnings	754	709	6.3	157	211	(25.6)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $5,380 million for 2004 is $189 million (3.6%) higher than 2003 due to growth across most revenue categories and the gain on sale of Sky of $28 million, partly offset by a decline in calling revenue. Operating expenses increased by $254 million (8.8%) for 2004 with $121 million of this increase due to abnormal items. The net result was a decrease in EBITDA of $65 million (2.8%). Abnormal items reduced EBITDA by $93 million for the current year and $133 million for Q4 2003-04.

Net interest expense decreased by $59 million (15.0%) for 2004 and $21 million (22.3%) for Q4 2003-04 due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by $938 million between 30 June 2003 and 30 June 2004, with $214 million of this reduction in Q4 2003-04. Income tax expense decreased by $54 million in 2004 representing an effective tax rate of 30.8% for 2004 compared to 35.4% for 2003. The tax expense is lower primarily due to the tax settlement in Q4 2003-04, the gain on sale of Sky and the AOL|7 recovery not being subject to tax and losses in overseas subsidiaries in the prior year that had not been tax effected.

The lower net interest and income tax expense more than offset the decrease in EBITDA resulting in an increase in reported net earnings of $45 million (6.3%) for the year.

OVERVIEW OF SEGMENTAL RESULTS

In the current financial year, Telecom has changed the way in which it reports its financial results to reflect changes in the way the New Zealand operations are managed. Whereas previously there was a focus on business segments, NZ Operations are now run as an integrated business.

As a result of the focus on integration, the extent of internal transactions has been considerably reduced. Accordingly, revenues and expenses are now reported on an external basis, with internal revenues and expenses aggregated on to separate lines. Australian operations maintain a business and consumer customer segmentation and reporting remains on this basis with shared costs of integrated back office functions allocated between the two segments. Results are therefore reported for three operating segments, NZ Operations, Australian Consumer and Australian Business (the latter two segments together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations excluding abnormal items for 2004 were $1,521 million, compared to $1,496 million for the previous year. The table that follows details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change	2004	2003	Change
	$ m	$ m	%	$ m	$ m	%
NZ Operations
Operating revenues	3,934	3,803	3.4	991	955	3.8
Operating expenses*	(2,281)	(2,188)	4.3	(573)	(521)	10.0

Earnings from operations	1,653	1,615	2.4	418	434	(3.7)
Australian Operations
Operating revenues	1,507	1,463	3.0	393	361	8.9
Operating expenses*	(1,486)	(1,446)	2.8	(370)	(352)	5.1

Earnings from operations	21	17	23.5	23	9	155.6
Corporate and Other
Operating revenues	10	5	100.0	1	—	NM
Operating expenses*	(163)	(141)	15.6	(45)	(35)	28.6

Earnings from operations	(153)	(136)	12.5	(44)	(35)	25.7
Eliminations #
Operating revenues	(99)	(80)	23.8	(37)	(22)	68.2
Operating expenses	99	80	23.8	37	22	68.2

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	5,352	5,191	3.1	1,348	1,294	4.2
Operating expenses*	(3,831)	(3,695)	3.7	(951)	(886)	7.3

Earnings from operations	1,521	1,496	1.7	397	408	(2.7)

*	Includes depreciation and amortisation

#	Eliminations remove the impact of internal transactions

NM	= Not a Meaningful Comparison

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change	2004	2003	Change
	$ m	$ m	%	$ m	$ m	%
Cash flows
Net cash flows from/(applied to):
Operating activities	1,681	1,566	7.3	463	445	4.0
Investing activities	(617)	(540)	14.3	(115)	(159)	(27.7)
Financing activities	(946)	(988)	(4.3)	(214)	(265)	(19.2)

Net cash flow	118	38	210.5	134	21	538.1

Net cash flows from operating activities were $1,681 million for 2004, an increase of $115 million from 2003. This resulted primarily from decreased cash payments to suppliers and employees and lower interest payments compared to the prior year.

The net cash outflow for investing activities increased by $77 million (14.3%) mainly reflecting the utilisation of surplus cash for the purchase of short-term investments in the current year compared to the sale of short-term investments in the previous year, partly offset by the sale of the Sky investment in Q2 2003-04.

The net cash outflow for financing activities was $946 million for 2004, a decrease of 4.3% compared to the prior year. The decrease in financing cash outflows was due primarily to lower repayment of debt in Q4 2003-04 compared to the corresponding prior period, partly offset by an increase in the dividend paid reflecting a revised dividend policy.

Net debt has decreased by $938 million from $4,694 million at 30 June 2003 to $3,756 million at 30 June 2004. Further discussion of group cash flows is provided on page 34.

DIVIDENDS

Telecom will pay a fully imputed fourth quarter dividend of 9.5 cents per ordinary share (“cps”) in September 2004, an increase from the 7.5 cps previously signalled in February 2004. The dividend for the quarter ended 30 June 2003 was 5.0 cps.

Fourth Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 47.91 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 8.45 cents

“Ex” dividend dates
New Zealand Exchange	30 August 2004
Australian Stock Exchange	23 August 2004
New York Stock Exchange	24 August 2004

Books closing dates
New Zealand, Australian Stock Exchanges	27 August 2004
New York Stock Exchange	26 August 2004

Payment dates
New Zealand, Australia	10 September 2004
New York	17 September 2004

*	Based on an exchange rate at 30 June 2004 of NZ$1.00 to US$0.6304

Revised Dividend Policy

Telecom announced a revised dividend policy in February 2004. At that time, it was recognised that there was a reasonable likelihood that net debt would continue to decline and as a result it was stated that there was potential scope for further increases in dividend payments over time.

The Board believes that, in the medium term, an increase in recurring dividends is the optimal method to return excess cash to shareholders. The revisions to dividend policy are intended to signal the Board’s confidence in Telecom’s business outlook and its commitment to continue to actively review the quantum of shareholder distributions over time.

Given the sound operating performance of the business and rate of debt reduction since the review of Telecom’s dividend policy in February, the minimum targeted annual pay-out ratio will be increased from 70% to 75% of net earnings (after adding back amortisation and relevant non-cash items), effective 1 July 2004.

For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Subject to there being no material adverse change in circumstances, dividends for each of the first three quarters of the year ended 30 June 2005 will be 9.5 cps. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

It is expected that dividends will continue to be fully imputed.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan will be retained. As per Telecom’s current practice, shares issued under the Plan will be priced at the prevailing market price (that is, no discount will be applied). It is the Board’s intention to review the Dividend Reinvestment Plan before 30 June 2005.

Long-Term Capital Management

In determining the appropriate level of dividend pay-out the Board has taken account of the interests of shareholders and debt holders, the potential impact on the Company’s credit ratings and the expected capital requirements for the business. As noted previously, the Board is committed to Telecom maintaining an “A” credit rating and the distribution policy is designed to ensure this objective is met. As a guide, the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The level of future shareholder distributions will continue to be reviewed in the context of the risks associated with Telecom’s financial performance, macroeconomic conditions and maintenance of the “A” rating.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local Service	1,073	1,059	1.3	267	267	—
Calling	966	1,059	(8.8)	227	241	(5.8)
Interconnection	142	114	24.6	36	30	20.0
Cellular and other mobile	612	570	7.4	157	141	11.3
Data, internet and solutions	706	621	13.7	192	172	11.6
Directories	221	207	6.8	39	37	5.4
Other operating revenue	135	119	13.4	41	54	(24.1)
Internal revenue	79	54	46.3	32	13	146.2

	3,934	3,803	3.4	991	955	3.8
Operations and support expenses
Labour	376	350	7.4	99	90	10.0
Cost of sales	652	577	13.0	163	124	31.5
Other operating expenses	638	627	1.8	159	147	8.2
Internal expenses	29	33	(12.1)	10	7	42.9

	1,695	1,587	6.8	431	368	17.1
EBITDA	2,239	2,216	1.0	560	587	(4.6)
Depreciation and amortisation	586	601	(2.5)	142	153	(7.2)

Earnings from operations	1,653	1,615	2.4	418	434	(3.7)

Earnings from operations of $1,653 million for the current year increased by $38 million (2.4%) compared to the prior year. Earnings from operations for Q4 2003-04 decreased by $16 million (3.7%) compared to the corresponding period. The majority of this decrease is due to $22 million of TSO revenue recognised in Q4 2002-03 which related to the period from 20 December 2001 to 30 June 2003, compared to $5 million of TSO revenue recognised in the current quarter. This was partly offset by $11 million recognised in Q4 2003-04 as a contribution from the Government towards the regional broadband extension programme.

Operating revenues increased by $131 million (3.4%) for the current year and $36 million (3.8%) for Q4 2003-04. These increases were driven by growth across most revenue categories partly offset by lower calling revenue (the result of decreased international revenue coupled with the impact of substitution and other factors reducing national calling revenue). Growth in data, internet and solutions revenue resulted from the continued uptake of Jetstream (Telecom’s ADSL service), growth in internet customer numbers and take-up of value added services. Increased text messaging volumes resulted in gains in both interconnection and cellular revenue, while cellular revenue growth also resulted from higher handset sales revenue and a larger customer base. Higher other operating revenue reflects the Government’s contribution towards the regional broadband extension programme and miscellaneous other revenue.

NZ OPERATIONS

Operations and support expenses increased by $108 million (6.8%) for the current year and $63 million (17.1%) for Q4 2003-04 compared with the corresponding periods in the prior year. Labour cost growth was largely due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher text volumes and growth in the volume of handset sales, partly offset by lower international outpayment cost. Depreciation and amortisation expense decreased by $15 million (2.5%) for the current year and $11 million (7.2%) in Q4 2003-04 with lower Wireless depreciation (largely due to prior year accelerated depreciation on a redundant wireless data platform), partly offset by higher depreciation in International (due to accelerated depreciation on international cables).

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Business & residential access
Revenue ($m)	900	880	2.3	226	222	1.8
Access lines

Residential (000s)	1,425	1,416	0.6
Business (000s)	304	303	0.3
Centrex lines (000s)	72	79	(8.9)

Local calls*
Revenue ($m)	99	107	(7.5)	23	26	(11.5)
Call minutes (m)	2,975	3,074	(3.2)	715	753	(5.0)

Smartphone, messaging and call track
Revenue ($m)	74	72	2.8	18	19	(5.3)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenue has increased by $14 million (1.3%) for the current year and was stable for Q4 2003-04. The current year increase is substantially due to business and residential access revenue which increased 2.3%. This increase is principally a result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2004. In addition the standard monthly line rentals for residential customers increased in the prior year from 1 February 2003. Local call revenues have declined by 7.5% for the current year and 11.5% for Q4 2003-04 due to a combination of declining call volumes, largely driven by email, internet and mobile substitution and lower average prices due to competitive pressure.

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Year Ended 30 June			Quarter ended 30 June
	2004 $ m	2003 $ m	Change %	2004 $ m	2003 $ m	Change %
Calling revenue
National	649	682	(4.8)	153	163	(6.1)
International	269	329	(18.2)	62	65	(4.6)
Other	48	48	—	12	13	(7.7)

	966	1,059	(8.8)	227	241	(5.8)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $33 million (4.8%) for the current year and $10 million (6.1%) for Q4 2003-04 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 9.1% for the current year and 12.7% for Q4 2003-04 reflecting lower call minutes and average prices. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling, as well as the impact of competition which has also reduced average prices.

Revenue from calls to cellular networks remained relatively stable for both the current year and the quarter with increased call minutes offset by a lower average price. National 0800 revenue decreased in the current year in line with lower call minutes and average prices. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers. National 0800 revenue declined in Q4 2003-04 by 4.0%, with increased call minutes offset by lower average prices.

	Year Ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue ($m)	241	265	(9.1)	55	63	(12.7)
Call minutes (m)	2,038	2,158	(5.6)	486	533	(8.8)
Average price (cents)	11.8	12.3	(4.1)	11.3	11.8	(4.2)

Calls to cellular networks
Revenue ($m)	295	293	0.7	71	72	(1.4)
Call minutes (m)	684	649	5.4	170	160	6.3
Average price (cents)	43.1	45.1	(4.4)	41.8	45.0	(7.1)

National 0800
Revenue ($m)	101	113	(10.6)	24	25	(4.0)
Call minutes (m)	672	698	(3.7)	167	162	3.1
Average price (cents)	15.0	16.2	(7.4)	14.4	15.4	(6.5)

Operator services
Revenue ($m)	12	11	9.1	3	3	—

NZ OPERATIONS

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originate on other carriers’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
International calling revenue
International outward	153	169	(9.5)	36	39	(7.7)
International inward	78	107	(27.1)	18	18	—
International transits	38	53	(28.3)	8	8	—

	269	329	(18.2)	62	65	(4.6)

International calling revenue decreased by $60 million (18.2%) for 2004 and $3 million (4.6%) for Q4 2003-04 compared to the corresponding periods in the prior year. An analysis of volumes and price is shown below.

	Year Ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Outwards calls
Revenue ($m)	153	169	(9.5)	36	39	(7.7)
Call minutes (m)	571	562	1.6	134	136	(1.5)
Average price (cents)	26.8	30.1	(11.0)	26.9	28.7	(6.3)

Inwards calls
Revenue ($m)	78	107	(27.1)	18	18	—
Call minutes (m)	905	877	3.2	205	180	13.9
Average price (cents)	8.6	12.2	(29.5)	8.8	10.0	(12.0)

Transit call margin
Revenue ($m)	38	53	(28.3)	8	8	—
Call minutes (m)	1,571	1,471	6.8	428	377	13.5
Average price (cents)	2.4	3.6	(33.3)	1.9	2.1	(9.5)

Outwards calling revenue decreased by 9.5% for the current year and 7.7% for Q4 2003-04 due largely to lower average prices, reflecting a combination of competitive pressure and product substitution.

Inwards calling revenue for the current year decreased by 27.1%, driven by lower average prices partly offset by higher call minutes. The decrease in average price was due to a combination of re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic and an appreciation in the average NZD:USD exchange rate for the year of 20.5%. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment costs.

NZ OPERATIONS

Inward calling revenue for Q4 2003-04 was stable. The decline in average prices reduced in Q4 2003-04 compared to the full year trend as the re-negotiated agreements for reciprocal traffic were effective from 1 April 2003 and the appreciation in the average NZD:USD exchange rate for the quarter was 10.4%. The average price decline was partially offset by a 13.9% increase in call minutes.

The net external margin from transit traffic decreased by 28.3% for the current year and was stable for Q4 2003-04. The current year decline was largely due to the stronger New Zealand dollar and lower per minute margins reflecting market pressure. The stable external transit call margin for Q4 2003-04 was due to a combination of a lower average NZD:USD exchange rate in Q4 2003-04 relative to the remainder of the financial year and declining margins taking effect in Q4 2002-03 due to an increasingly competitive transit market.

The strengthening New Zealand dollar, while impacting inwards calling and transit revenues, has a favourable impact on international outpayment and interconnect expenses which are denominated in US dollars. The appreciation in the average NZD:USD exchange rate for the current year has led to lower revenues and expenses in the current year compared to the prior year.

Interconnection Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Interconnection
PSTN interconnection	68	68	—	16	18	(11.1)
Cellular interconnection	74	46	60.9	20	12	66.7

Total	142	114	24.6	36	30	20.0

Interconnection revenue increased by 24.6% for the current year and 20.0% for Q4 2003-04 compared to the corresponding periods in the prior year. The increase is principally due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cellular and other mobile revenue
Cellular revenue	489	484	1.0	123	120	2.5
Mobile data	51	29	75.9	15	8	87.5
Other mobile	72	57	26.3	19	13	46.2

Total cellular and other mobile	612	570	7.4	157	141	11.3

Total cellular and other mobile revenue increased by $42 million (7.4%) for 2004 and $16 million (11.3%) for Q4 2003-04 compared to the corresponding periods in the prior year. This increase was due to growth in mobile data and other mobile revenue. Cellular and other mobile revenue excludes revenue from terminating calls and text messaging from competitors’ mobile networks, which is included in interconnection revenue.

NZ OPERATIONS

Mobile data revenue grew by 75.9% for the current year and 87.5% for Q4 2003-04 principally driven by growth in text messaging volumes. Other mobile revenue increased 26.3% for 2004 and 46.2% for Q4 2003-04 as a result of higher handset sales revenue.

	Year Ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Cellular revenue
Cellular revenue ($m)	489	484	1.0	123	120	2.5
Mobile data ($m)	51	29	75.9	15	8	87.5
Call minutes (millions)	1,144	1,106	3.4	286	270	5.9
Average Revenue Per User (ARPU)
ARPU - $ per month
Postpaid	74.2	74.2	—	72.4	73.7	(1.8)
Prepaid	7.2	6.7	7.5	7.6	6.6	15.2
Total	34.7	34.7	—	34.1	34.7	(1.7)
Voice	31.4	32.7	(4.0)	30.3	32.4	(6.5)
Data	3.3	2.0	65.0	3.8	2.3	65.2
CDMA	66.5	82.2	(19.1)	59.0	78.8	(25.1)
TDMA	15.1	23.3	(35.2)	12.3	20.3	(39.4)
Total ARPU including interconnection	49.8	48.6	2.5	48.2	48.5	(0.6)

	30 June 2004			30 June 2003
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Connections at period end (000s)
CDMA
CDMA One	97	100	197	169	65	234
IXRTT	310	155	465	81	2	83

Total CDMA connections	407	255	662	250	67	317
Three month active base (%)	100	95	98	100	93	98
TDMA
Analogue	41	301	342	158	428	586
Digital	107	236	343	105	237	342

Total TDMA connections	148	537	685	263	665	928
Three month active base (%)	100	78	83	100	83	88
Internal connections (CDMA)	5	—	5	5	—	5

Total Connections	560	792	1,352	518	732	1,250

Cellular revenue increased by 1.0% for 2004 and 2.5% for Q4 2003-04 due to the higher connection base. Revenue from CDMA connections increased by 67% for the current year, and by 55% for the quarter ended 30 June 2004.

NZ OPERATIONS

Total ARPU (excluding interconnection) was stable for 2004. Prepaid ARPUs increased due to the acquisition of The Warehouse’s mobile base, resulting in Telecom now recording the full retail revenue from these customers, whereas previously lower wholesale revenues were recognised. Total ARPU (excluding interconnection) decreased 1.7% for Q4 2003-04 due to increased discounting in the market and lower average minutes per user.

An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability and increased text messaging. Mobile data revenue increased by $22 million (75.9%) for 2004 and $7 million (87.5%) for Q4 2003-04 compared to the corresponding periods in the prior year.

Total ARPU including interconnection for the current year increased by 2.5% compared to the prior period (interconnection includes a notional revenue for PSTN calls to Telecom cellular networks based on market rates).

At 30 June 2004, Telecom had approximately 1,352,000 cellular connections in New Zealand, up 8.2% from 1,250,000 at 30 June 2003, with growth in both the postpaid and prepaid base. CDMA connections over the 12 month period grew by 107% from 322,000 to 667,000 at 30 June 2004 (including internal connections), representing 49.3% of the total customer base.

Total connections increased by 15,000 in Q4 2003-04, up from 1,337,000 at 31 March 2004. CDMA connections increased by 75,000 in Q4 2003-04. Of the June 2004 total external customer base, 41.2% were postpaid customers, while 58.8% were prepaid customers. Of the CDMA external customer base, 61.5% were postpaid subscribers. Approximately 465,000 of Telecom’s external CDMA connections are capable of using 1XRTT high speed data applications.

The third party prepaid mobile connections reported in prior years reflected the mobile business of The Warehouse, which used Telecom’s TDMA network. This business was transferred to Telecom effective 1 July 2003. The prepaid connection base at 30 June 2003 has been restated to include third party prepaid connections and thus be comparable to the current year.

Total connections of 1,352,000 represent all phones provided under a current contract (for postpaid cellular) and all phones that have made or received a call in the last six months (for prepaid cellular). The percentage of connections that were active within the previous three month period is also disclosed in the table. A portion of the inactive base is likely to be due to the inherent non-contract nature of a prepaid connection, whereby it is possible that a customer who has changed networks or providers continues to be counted in the connection base for the six months following the change.

Data, Internet and Solutions Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004 $ m	2003 $ m	Change %	2004 $ m	2003 $ m	Change %
Data	516	463	11.4	138	122	13.1
Internet	136	124	9.7	35	34	2.9
Solutions	54	34	58.8	19	16	18.8

	706	621	13.7	192	172	11.6

NZ OPERATIONS

Data Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004 $ m	2003 $ m	Change %	2004 $ m	2003 $ m	Change %
Data revenue
Jetstream	94	56	67.9	28	17	64.7
Managed IP Data Services
Lanlink	85	75	13.3	23	19	21.1
Private Office and High Speed Data	23	14	64.3	7	5	40.0
Other IP Data	4	2	100.0	1	1	—

	112	91	23.1	31	25	24.0
Traditional Data Services
Frame Relay	30	28	7.1	8	7	14.3
Digital Data Services	78	84	(7.1)	20	22	(9.1)
ISDN	96	92	4.3	24	24	—
Leased Data Services	59	64	(7.8)	14	16	(12.5)
IP Net / Netgate	11	13	(15.4)	3	3	—
Miscellaneous Data	36	35	2.9	10	8	25.0

	310	316	(1.9)	79	80	(1.3)

Total Data	516	463	11.4	138	122	13.1
Retail data	431	373	15.5	116	98	18.4
Wholesale data	85	90	(5.6)	22	24	(8.3)

	516	463	11.4	138	122	13.1

Data revenue grew by $53 million (11.4%) in 2004 and $16 million (13.1%) for Q4 2003-04 compared to the corresponding periods in the prior year. The revenue growth has been substantially driven by increased Jetstream revenue and managed IP data services, while traditional data services have declined.

Jetstream revenue increased by $38 million (67.9%) in 2004 and $11 million (64.7%) for Q4 2003-04, driven by the continued uptake of Telecom’s Jetstream service. At 30 June 2004 Telecom had approximately 119,000 Jetstream connections compared to 72,000 at 30 June 2003. Of the total Jetstream connections at 30 June 2004, approximately 68% were residential customers, with the remainder being business customers.

Managed IP data services revenue increased by $21 million (23.1%) in 2004 and $6 million (24.0%) for Q4 2003-04. Lanlink revenue growth of 13.3% in 2004 and 21.1% for the quarter is due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of 64.3% in 2004 and 40.0% for the quarter reflects growth in private office connectivity and increased management of customers’ private office networks.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $58 million (15.5%) for the current year and $18 million (18.4%) for Q4 2003-04 due to revenue growth in Lanlink, Private Office, Jetstream and ISDN products. Wholesale data revenue decreased by $5 million (5.6%) for the current year and $2 million (8.3%) for Q4 2003-04 due primarily to lower International leased circuit revenue compared to prior periods.

NZ OPERATIONS

Internet Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Internet revenue
Internet revenue ($m)	136	124	9.7	35	34	2.9
Active dial-up customers at period end (000s)	436	430	1.4
Total dial-up hours (m)	173.9	164.4	5.8	42.2	44.3	(4.7)
Average hours per active customer per month	33.3	33.3	—	32.1	34.6	(7.2)

Internet revenue increased by $12 million (9.7%) for 2004 and $1 million (2.9%) for Q4 2003-04 which principally reflects growth in active customer numbers and take-up of higher value products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $20 million (58.8%) for the current year and $3 million (18.8%) for Q4 2003-04 compared with the corresponding periods in the prior year. Solutions also contributed significantly to the growth in internal revenues in Q4 2003-04 (see internal revenue). The full year increase was due to growth across the Solutions business and significant specialised customer installations (predominantly in Q1 2003-04).

Directories Revenue

Directories revenue of $221 million for 2004 increased by $14 million (6.8%) compared to the prior year. Growth was driven by both price and volume increases.

Other Operating Revenue

	Year Ended 30 June			Quarter ended 30 June
	2004 $ m	2003 $ m	Change %	2004 $ m	2003 $ m	Change %
Other operating revenue
Equipment sales	45	48	(6.3)	11	9	22.2
Other International	31	30	3.3	7	10	(30)
TSO revenue	20	22	(9.1)	5	22	(77.3)
Probe revenue	11	—	NM	11	—	NM
Other miscellaneous revenue	28	19	47.4	7	13	(46.2)

	135	119	13.4	41	54	(24.1)

NM: Not a Meaningful Comparison

NZ OPERATIONS

Other operating revenue for 2004 of $135 million increased by $16 million (13.4%) compared to the prior year. The increase was largely due to $11 million of project Probe revenue recognised in Q4 2003-04 as a contribution from the Government towards the regional broadband extension programme. The increase in other miscellaneous revenue is from a range of sources including customer contributions towards telecommunications systems and facilities set up and miscellaneous customer related revenues.

Other operating revenues for Q4 2003-04 decreased by $13 million (24.1%) compared to the corresponding period in the prior year. This decrease is largely due to $22 million of TSO revenue recognised in Q4 2002-03 which related to the period from 20 December 2001 to 30 June 2003, compared to $5 million of TSO revenue recognised in the current quarter. Other miscellaneous revenue decreased by $6 million in the quarter reflecting prior year revenue adjustments. The lower TSO revenue and miscellaneous revenue has been partly offset by the Government’s $11 million regional broadband extension contribution.

Internal Revenue

Internal revenue increased by $25 million (46.3%) for the current year and $19 million (146.2%) for Q4 2003-04 compared to the corresponding periods in the prior year. The current year growth, predominantly occurring in Q4 2003-04, was due to an increase in the trans-Tasman Solutions business, with the associated external revenue recognised within the Australian Operations and increased internal charging associated with higher outbound calling revenues terminated on behalf of the Australian Operations (these are partly offset by higher International cost of sales in Q4 2003-04).

Operating Expenses

Labour

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Labour ($m)	376	350	7.4	99	90	10.0

Personnel numbers
Total staff at 30 June	4,797	4,823	(0.5)

Labour expense increased by $26 million (7.4%) for the current year and $9 million (10.0%) for Q4 2003-04 compared to the corresponding periods in the prior year. The increase in labour expense is due to a combination of salary increases in line with the consumer price index, increased temporary and permanent labour resources focussed on key customer related areas, increased investment in the Solutions business and year-on-year timing differences. These increases were partly offset by a decline in cost as a result of the Lucent and Alcatel outsourcing contracts which reduced overall personnel numbers (see other operating expenses - direct costs below).

NZ OPERATIONS

Cost of sales

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	155	113	37.2	39	26	50.0
Land to mobile, mobile to 0800 interconnection	117	120	(2.5)	26	26	—
Cellular interconnection	91	52	75.0	23	15	53.3
International interconnection	21	18	16.7	5	5	—
International cost of sales	154	171	(9.9)	39	34	14.7
Data, solutions, equipment, other	114	103	10.7	31	18	72.2

	652	577	13.0	163	124	31.5

Cost of sales increased by $75 million (13.0%) for the current year and $39 million (31.5%) for Q4 2003-04 compared to the corresponding periods in the prior year.

Mobile acquisitions, upgrades and commissions increased $42 million (37.2%) for the current year and $13 million (50.0%) for Q4 2003-04, driven by growth in the volume of handset sales partially offset by lower handset prices. Cellular interconnection costs also increased as a result of increased text message volumes. International cost of sales decreased by $17 million (9.9%) for the current year due to renegotiated agreements for the reciprocal transfer of minutes with other carriers – refer to the “International Calling Revenue” section above. International cost of sales increased by $5 million (14.7%) in Q4 2003-04 due to increased costs associated with terminating higher outbound calling revenues on behalf of the Australian Operations.

Data, solutions, equipment and other costs increased $11 million (10.7%) for the current year and $13 million (72.2%) for Q4 2003-04 largely due to increased costs associated with solutions revenue, higher directories cost of sales and other miscellaneous cost of sales related to revenue growth.

NZ OPERATIONS

Other operating expenses

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Other operating expenses
Direct costs
Direct contractor costs	144	141	2.1	35	35	—
International cable maintenance and restoration	13	20	(35.0)	2	4	(50.0)
Support contracts and other direct costs	90	65	38.5	24	14	71.4

Total direct costs	247	226	9.3	61	53	15.1
Computer costs	129	131	(1.5)	33	30	10.0
Advertising, promotions and communications	75	73	2.7	17	13	30.8
Accommodation costs	65	68	(4.4)	17	20	(15.0)
Other	122	129	(5.4)	31	31	—

	638	627	1.8	159	147	8.2

Total other operating expenses increased by $11 million (1.8%) for the current year and $12 million (8.2%) for Q4 2003-04 compared to the corresponding periods in the prior year.

Direct costs increased by $21 million (9.3%) for the current year and $8 million (15.1%) for Q4 2003-04. This increase is largely due to an increase in support contracts. Support contracts comprise payments to third party vendors to support certain elements of Telecom’s networks. These have risen due to the outsourcing contracts with Lucent and Alcatel, with costs shifting largely from net personnel costs. Direct contractor costs predominantly include the contractor costs associated with the maintenance and provisioning of the network and have increased by $3 million (2.1%) for the current year and were stable for Q4 2003-04. International cable maintenance and restoration costs have reduced largely due to the rationalisation of cables plus, to a lesser degree, favourable exchange rates.

Advertising, promotions and communications costs increased $2 million (2.7%) for 2004 and $4 million (30.8%) for Q4 2003-04 as a result of significant promotional activity predominantly in the mobile and Jetstream product areas.

Other operating expenses decreased by $7 million (5.4%) for the current year due to lower bad debts, legal and other miscellaneous costs.

NZ OPERATIONS

Depreciation and amortisation

	Year Ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Depreciation and amortisation
Depreciation
Wired	377	379	(0.5)	94	96	(2.1)
Wireless	132	164	(19.5)	29	42	(31.0)
International	68	51	33.3	17	13	30.8

	577	594	(2.9)	140	151	(7.3)
Amortisation	9	7	28.6	2	2	—

	586	601	(2.5)	142	153	(7.2)

Depreciation and amortisation decreased by $15 million (2.5%) for 2004 and $11 million (7.2%) for Q4 2003-04 compared to the corresponding periods in the prior year. A full year decline in Wireless depreciation of $32 million (19.5%) was partly offset by an increase in International depreciation of $17 million (33.3%). The decline in Wireless depreciation reflects accelerated depreciation on a redundant wireless data platform in 2003 and a declining wireless asset base. The increase in International depreciation is primarily due to accelerated depreciation on international cables and depreciation commencing on recently acquired Southern Cross capacity. The accelerated depreciation results from the fact that closure of these cables is now expected to occur earlier than previously estimated.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local Service	47	51	(7.8)	11	13	(15.4)
Calling	481	482	(0.2)	123	112	9.8
Cellular and other mobile	202	226	(10.6)	47	60	(21.7)
Interconnection	51	40	27.5	11	10	10.0
Data and internet	299	302	(1.0)	78	78	—
Resale	317	277	14.4	85	67	26.9
Other operating revenue	90	59	52.5	33	16	106.3
Internal revenue	20	26	(23.1)	5	5	—

	1,507	1,463	3.0	393	361	8.9
Operating expenses
Labour	175	163	7.4	47	36	30.6
Cost of sales	820	840	(2.4)	190	193	(1.6)
Other operating expenses	245	225	8.9	58	64	(9.4)
Internal expenses	76	60	26.7	29	17	70.6

	1,316	1,288	2.2	324	310	4.5
EBITDA	191	175	9.1	69	51	35.3
Depreciation and amortisation	170	158	7.6	46	42	9.5

Earnings from operations	21	17	23.5	23	9	155.6
Earnings/(loss) from operations by segment
Australian Consumer	(2)	2	(200.0)	7	(9)	(177.8)
Australian Business	23	15	53.3	16	18	(11.1)

	21	17	23.5	23	9	155.6

Reported New Zealand dollar results for Australian Operations are impacted by movements in exchange rates. The average NZD:AUD exchange rate was 1.1% lower for both 2004 and Q4 2003-04 compared to the corresponding periods in the prior year. The impact on revenue was an increase of $15 million for the current year and $11 million for the quarter. A corresponding increase in expenses results in a marginal impact on earnings.

Australian Operations in Australian dollars

	Year ended 30 June			Quarter ended 30 June
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local Service	41	45	(8.9)	10	12	(16.7)
Calling	423	427	(0.9)	107	101	5.9
Cellular and other mobile	177	201	(11.9)	40	53	(24.5)
Interconnection	45	36	25.0	10	10	—
Data and internet	262	269	(2.6)	67	69	(2.9)
Resale	278	245	13.5	74	60	23.3
Other operating revenue	80	52	53.8	30	14	114.3
Internal revenue	18	23	(21.7)	5	5	—

	1,324	1,298	2.0	343	324	5.9
Operating expenses
Labour	153	146	4.8	40	33	21.2
Cost of sales	721	744	(3.1)	165	172	(4.1)
Other operating expenses	214	199	7.5	51	57	(10.5)
Internal expenses	67	53	26.4	27	15	80.0

	1,155	1,142	1.1	283	277	2.2
EBITDA	169	156	8.3	60	47	27.7
Depreciation and amortisation	150	141	6.4	40	38	5.3

Earnings from operations	19	15	26.7	20	9	122.2
Earnings/(loss) from operations by segment
Australian Consumer	(2)	1	(300.0)	5	(8)	(162.5)
Australian Business	21	14	50.0	15	17	(11.8)

	19	15	26.7	20	9	122.2

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

AAPT has reorganised its operations to, among other things, focus the Business and Consumer groups on sales and marketing activities. Operational activities, including contact centres, have transferred out of the Business and Consumer groups into enabling groups that support both segments. The cost of these operational activities is now included in allocated costs.

Internal trading between Australian segments has been eliminated and results have been re-stated accordingly.

Comparatives have been restated to align with the current organisational structure and trading model.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$m	Change %
Operating revenues
Local service	—	1	(100.0)	—	1	(100.0)
Calling	207	219	(5.5)	49	51	(3.9)
Cellular and other mobile	147	171	(14.0)	33	44	(25.0)
Interconnection	—	1	(100.0)	—	—	—
Data and internet	12	7	71.4	3	1	200.0
Resale	242	194	24.7	65	50	30.0
Other operating revenue	—	1	(100.0)	—	—	—
Internal revenue	—	1	(100.0)	—	—	—

	608	595	2.2	150	147	2.0
Operating expenses
Labour	11	10	10.0	3	2	50.0
Cost of sales	384	372	3.2	90	89	1.1
Other operating expenses	77	79	(2.5)	19	30	(36.7)
Allocated costs	89	81	9.9	21	20	5.0
Internal expenses	8	17	(52.9)	2	4	(50.0)

	569	559	1.8	135	145	(6.9)
EBITDA	39	36	8.3	15	2	650.0
Depreciation and amortisation	41	35	17.1	10	10	—

(Loss)/earnings from operations	(2)	1	(300.0)	5	(8)	162.5

Overview of Results

Revenues of $608 million for 2004 increased $13 million (2.2%) compared to the prior year. The growth was driven by the successful acquisition of full service customers and by selling bundled full-service offerings. Calling revenue has however declined for both 2004 and Q4 2003-04, driven by competitive pricing and promotional offers. Mobile revenues have declined as a result of the transfer of the “No Plans” pre-paid customer base to Vodafone as part of the network services agreement renegotiation and the decision to move away from selling mobile as a stand-alone product.

EBITDA increased by $3 million (8.3%) for 2004 and $13 million (650.0%) for Q4 2003-04. The increase for the quarter mainly reflects higher bad debt expense of $10 million in Q4 2002-03 with the remainder of the increase due to margin growth and lower operating expenses.

Average revenue per fixed-line customer increased by 1.0% for the current year and 4.9% for Q4 2003-04 as more customers have taken multiple services from AAPT. In 2004 the customer base increased by 7.6% and full service customers increased by 35%.

AUSTRALIAN CONSUMER

Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	69	74	(6.8)	17	17	—
Call minutes (m)	721	673	7.1	181	169	7.1
Average price (A$ cents)	9.6	11.0	(12.7)	9.4	10.1	(6.9)
Calls to cellular networks
Revenue (A$m)	108	107	0.9	26	26	—
Call minutes (m)	266	253	5.1	65	62	4.8
Average price (A$ cents)	40.6	42.3	(4.0)	40.0	41.9	(4.5)
International calling revenue
Total International calling (A$m)	30	38	(21.1)	6	8	(25.0)
Call minutes (m)	152	166	(8.4)	34	40	(15.0)
Average price (A$ cents)	19.7	22.9	(14.0)	17.6	20.0	(12.0)

Total calling revenue (A$m)	207	219	(5.5)	49	51	(3.9)
Resale revenue (A$m)	242	194	24.7	65	50	30.0

Total calling and resale (A$m)	449	413	8.7	114	101	12.9
Fixed line customer numbers (000s)	480	446	7.6
Average revenue per fixed line customer (A$ per month)	78.0	77.2	1.0	79.2	75.5	4.9

In total, calling and resale revenue has grown $36 million (8.7%) for the current year and $13 million (12.9%) for Q4 2003-04. This growth was driven by the growth in the customer base and the high acquisition rate of full service customers. Resale revenue in Q4 2003-04 includes a one-off credit of $4 million relating to the revision of the resale accrual methodology. The volume of minutes has grown by 3.6% for the year, driven by an increase in customer numbers (stimulated by promotional activity) partly offset by a reduction in international volume believed to be driven by the popularity of calling cards. Per minute pricing reduced by 6.9% for the year driven by promotional activities and the introduction of capped calling.

The customer base at 30 June 2004 was 480,000 compared to reported customer numbers of 446,000 at 30 June 2003 and 450,000 at 31 March 2004. During Q4 2003-04 AAPT identified 6,000 revenue generating pre-selected customers had been incorrectly treated as resale customers, and hence not counted in the customer base. These have been included in the customer base at 30 June 2004, but should also have been included in the prior period reported numbers. Adjusting the previous figure for these additional customers, the total customer base increased by 24,000 (5.3%) in Q4 2003-04. This growth reflects the success of recent promotions.

Average revenue per fixed line customer has grown 1.0% for the year and 4.9% for Q4 2003-04. This growth is primarily due to a combination of the success of the re-launch of full service offerings, the current promotional offers, and an increase in bundled customers. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. At 30 June 2004 12.7% of fixed line customers now buy mobile and/or internet services in addition to fixed line offerings, an increase of 29% from 30 June 2003.

AUSTRALIAN CONSUMER

Cellular and Other Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Cellular and other mobile
Total mobile revenue (A$m)	147	171	(14.0)	33	44	(25.0)
Call minutes (millions)	179	235	(23.8)	37	54	(31.5)
Connections at period end (000s)
Postpaid	135	167	(19.2)
Prepaid	48	90	(46.7)
Total	183	257	(28.8)
ARPU (A$ per month)	66.9	55.4	20.8	60.1	57.1	5.3

Mobile revenue has declined for both the year and for the quarter largely as a result of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004, a reduction in the Optus post-paid base as AAPT moves to implement a single-carrier relationship with Vodafone, and a change in marketing strategy (moving away from selling mobile as a stand-alone product). These changes have resulted in a higher value customer mix and an increased ARPU. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone in Q3 2003-04 as a result.

Data and Internet Revenue

Data and internet revenue has increased by $5 million (71.4%) for 2004 and $2 million (200%) for Q4 2003-04. This increase is due to growth in the customer base and growth in bundled customers with increased revenue from Pay TV, broadband internet and dial-up internet.

Operating Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	11	10	10.0	3	2	50.0
Personnel numbers
Total staff at 30 June	75	86	(12.8)

The labour expense was relatively stable for the year. The increase in Q4 2003-04 resulted from the release of surplus personnel accruals in Q4 2002-03.

Cost of sales

Cost of sales has been constant as a percentage of revenue as reductions in network spend, the benefit of supplier negotiations, and volume increases are offset by changing revenue mix.

AUSTRALIAN CONSUMER

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Other operating expenses
Advertising, promotions and communications	18	14	28.6	6	5	20.0
Other	59	65	(9.2)	13	25	(48.0)

	77	79	(2.5)	19	30	(36.7)

Other operating expenses decreased by $2 million (2.5%) for the current year and $11 million (36.7%) for Q4 2003-04 compared to the corresponding periods in the prior year. The reduction for the quarter is driven by a one-off bad debt adjustment of $10 million in Q4 2002-03. The full year reduction of $2 million was driven by an increase in advertising of $4 million, an increase in call centre outsourcing of $3 million offset by a reduction in bad debts of $3 million and reduction in dealer commissions of $6 million.

Advertising spend is running at higher levels than prior years as a result of increased marketing activity aimed at stimulating growth, reducing churn and raising brand awareness.

Allocated costs

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business Segments. Refer to the section headed allocated costs for a discussion of movements in this expense.

Depreciation and Amortisation

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2004 A$m	2003 A$m	Change %	2004 A$m	2003 A$ m	Change %
Operating revenues
Local service	41	44	(6.8)	10	11	(9.1)
Calling	216	208	3.8	58	50	16.0
Cellular and other mobile	30	30	—	7	9	(22.2)
Interconnection	45	35	28.6	10	10	—
Data and internet	250	262	(4.6)	64	68	(5.9)
Resale	36	51	(29.4)	9	10	(10.0)
Other operating revenue	80	51	56.9	30	14	114.3
Internal revenue	19	24	(20.8)	4	6	(33.3)

	717	705	1.7	192	178	7.9
Operating expenses
Labour	61	56	8.9	13	13	—
Cost of sales	337	372	(9.4)	75	83	(9.6)
Other operating expenses	54	40	35.0	15	8	87.5
Allocated costs	79	83	(4.8)	19	19	—
Internal expenses	56	34	64.7	25	10	150.0

	587	585	0.3	147	133	10.5
EBITDA	130	120	8.3	45	45	—
Depreciation and amortisation	109	106	2.8	30	28	7.1

Earnings from operations	21	14	50.0	15	17	(11.8)

Overview of Results

Revenue increased $12 million (1.7%) for the current year and $14 million (7.9%) for Q4 2003-04. Growth in value added services is offsetting the impact of lower prices in data and internet. Calling revenue increased in Q4 2003-04 driven by wholesale growth.

EBITDA increased by $10 million (8.3%) for 2004 and was stable for Q4 2003-04. The increase was primarily the result of a higher gross margin.

AUSTRALIAN BUSINESS

Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
National calls
Revenue (A$m)	71	79	(10.1)	16	19	(15.8)
Call minutes (m)	1,148	899	27.7	317	229	38.4
Average price (A$ cents)	6.2	8.8	(29.5)	5.0	8.3	(39.8)
Calls to cellular networks
Revenue (A$m)	93	93	—	23	22	4.5
Call minutes (m)	359	328	9.5	88	83	6.0
Average price (A$ cents)	25.9	28.4	(8.8)	26.1	26.5	(1.5)
International calling revenue
Revenue (A$m)	52	36	44.4	19	9	111.1
Call minutes (m)	482	190	153.7	158	68	132.4
Average price (A$ cents)	10.8	18.9	(42.9)	12.0	13.2	(9.1)

Revenue from national calls decreased by $8 million (10.1%) in 2004 and $3 million (15.8%) in Q4 2003-04 as volume growth was exceeded by price reductions. Revenue from calls to cellular networks remained stable as volume increases were offset by price decreases.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue increased due to a significant increase in call minutes. This increase in volume was driven by growth in wholesale services to calling card providers, which also resulted in the reduction in average price per minute of 42.9% for the current year and 9.1% for Q4 2003-04 compared to the corresponding periods in the prior year.

Interconnection Revenue

Interconnection revenue of $45 million for 2004 increased $10 million (28.6%) compared to the prior year due to a short-term termination agreement which ceased in Q3 2003-04. The interconnection revenue for Q4 2003-04 is stable at $10 million compared to the prior period.

Data and Internet Revenue

Data and internet revenue for 2004 of $250 million decreased by $12 million (4.6%) compared to the prior year while Q4 2003-04 decreased by $4 million (5.9%) compared to Q4 2002-03. AAPT has been successful in growing IP volume in the wholesale and retail markets, but downward pressure on prices has reduced revenue.

Resale Revenue

Resale revenue of $36 million for the current year decreased $15 million (29.4%) primarily as a result of losing a corporate account in Q4 2002-03.

AUSTRALIAN BUSINESS

Other Operating Revenue

Other operating revenue increased $29 million (56.9%) for 2004 and $16 million (114.3%) for Q4 2003-04 compared to the corresponding periods in the prior year. The growth in the current year reflects an increase in value added services provided to major corporate customers including an $11 million project performed for a major customer in Q4 2003-04. Related cost of sales are included in internal expenses.

Operating Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Labour (A$m)	61	56	8.9	13	13	—
Personnel numbers
Total staff at 30 June	423	432	(2.1)

Labour expense increased by $5 million (8.9%) for the current year reflecting growth in temporary contractor services combined with a reduction in capitalisation of labour to capital projects in the first three quarters of 2004.

Cost of sales

Cost of sales of $337 million for 2004 decreased by $35 million (9.4%) compared to the prior year. The decrease represents an improvement in gross margin from 47% of revenue in 2003 to 53% in 2004. This improvement has been driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Other operating expenses
Advertising, promotions and communications	4	3	33.3	1	1	—
Other	50	37	35.1	14	7	100.0

	54	40	35.0	15	8	87.5

Total other operating expenses increased by $14 million (35.0%) for the current year and $7 million (87.5%) for Q4 2003-04 driven primarily by work of a project nature that has derived additional value added services revenue. This has been a result of the significant growth in other operating revenue.

Allocated costs

Allocated costs represent the Business segment’s share of the costs of AAPT business groups that support both the Consumer and Business segments. Refer to the section headed allocated costs for a discussion of movements in this expense.

Allocated costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. The total costs of these support groups have been allocated to the Consumer and Business segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Allocated costs
Labour (A$m)	81	80	1.3	24	18	33.3
Other operating expenses (A$m)	82	80	2.5	16	19	(15.8)
Internal expenses (A$m)	5	4	25.0	—	2	(100.0)

	168	164	2.4	40	39	2.6
Personnel numbers
Total staff at 30 June	1,079	1,171	(7.9)

The consolidation of AAPT, Connect and AAPT Mobile and the introduction of outsourcing arrangements with Alcatel and EDS have led to changes in the cost base and a change in the distribution of expenses between Labour and Other. Offsetting this, in Q4 2003-04 labour expense increased due to use of contract staff on IT systems projects, while other operating expenses decreased primarily due to $3 million of property gains in Q4 2003-04.

CORPORATE AND OTHER

Corporate and Other contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Year ended 30 June			Quarter ended 30 June
	2004	2003	Change %	2004	2003	Change %
Revenue
Other operating revenue ($m)	10	5	100.0	1	—	NM
Operating expenses
Labour ($m)	43	35	22.9	13	7	85.7
Computer costs ($m)	11	12	(8.3)	2	3	(33.3)
Advertising ($m)	6	8	(25.0)	3	2	50.0
Other operating costs ($m)	36	25	44.0	9	8	12.5

	96	80	20.0	27	20	35.0
Depreciation and amortisation
Depreciation ( $m)	12	10	20.0	4	3	33.3
Amortisation of AAPT goodwill ($m)	55	51	7.8	14	12	16.7

	67	61	9.8	18	15	20.0
Personnel numbers
Total staff at 30 June	254	242	5.0

Corporate revenue includes dividend income of $5 million and a gain on sale of an international telecommunications investment of $3 million in Q3 2003-04.

Operating expenses increased by $16 million (20.0%) for 2004 as increased labour and other operating costs (principally consultancy and insurance costs) have been partly offset by lower computer and advertising costs. The increase in labour in Q4 2003-04 reflects additional personnel accruals in the current quarter and a credit to labour costs in Q4 2002-03 as a result of movement in personnel accruals.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $334 million for 2004 decreased by $59 million (15.0%) compared to 2003. This reflects a reduction in interest due to lower net debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt decreased by $938 million (20.0%) between 30 June 2003 and 30 June 2004—refer liquidity and capital resources below.

TAXATION (CONSOLIDATED)

Income tax expense for 2004 of $337 million has decreased by $54 million (13.8%) compared to the prior year. The effective tax rate was 30.8% for 2004, compared to 35.4% for 2003. The rate was lower in the current year due to the gain on sale of Sky and the recovery from AOL|7 not being subject to tax, losses in overseas subsidiaries in the prior period that had not been tax effected, and a tax settlement in Q4 2003-04. The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In Q4 2003-04 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

The effective tax rate for the adjusted result (adjusting for the abnormal and special items) is 34.5% for 2004 and 35.5% for Q4 2003-04. The underlying tax rate in both periods is impacted by the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
NZ Wired
Growth	161	165	(2.4)	54	57	(5.3)
Upgrades and Replacements	76	81	(6.2)	27	39	(30.8)
New Investment
Product Development	16	17	(5.9)	5	8	(37.5)
New Network Capability	31	5	520.0	16	3	433.3
New IS Capability	64	46	39.1	28	33	(15.2)

Total New Investment	111	68	63.2	49	44	11.4
Total NZ Wired	348	314	10.8	130	140	(7.1)
NZ Wireless	68	69	(1.4)	32	43	(25.6)
International	68	108	(37.0)	—	3	(100.0)
Australian Operations	101	83	21.7	31	28	10.7
Corporate & Other	23	26	(11.5)	14	12	16.7

	608	600	1.3	207	226	(8.4)

Total capital expenditure of $608 million has increased by $8 million (1.3%) for the current year and reduced by $19 million (8.4%) for Q4 2003-04. The current year increase is driven by an increase in NZ Wired and Australian Operations partly offset by lower spend in NZ Wireless, International and Corporate. The decrease for Q4 2003-04 compared to the corresponding prior period is due largely to timing differences.

The NZ Wired investment for growth of $161 million reduced by $4 million (2.4%) for 2004 and by $3 million (5.3%) for Q4 2003-04 compared to the corresponding prior periods. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired upgrades and replacements investment of $76 million reduced by $5 million (6.2%) for the current year and by $12m (30.8%) for Q4 2003-04. The reduction of $5 million in 2004 is due largely to specific initiatives during 2003, principally relating to rural service improvement. The reduction of $12 million in Q4 2003-04 is due largely to timing differences, being a reversal of trends up to the nine months ending 31 March.

Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom Advanced Solutions in acquiring and refreshing client networks included in managed ICT solutions is also included in this category.

NZ Wired investment in new capabilities of $111 million grew by $43 million (63.2%) for the current year and $5 million (11.4%) for Q4 2003-04 compared to the corresponding periods in the prior year. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by investment in the next generation of network and IS platforms.

NZ Wireless investment reduced by $1 million (1.4%) for the current year and $11 million (25.6%) for Q4 2003-04 compared to the prior periods. Investment in growth, coverage and Telecom retail outlets continued throughout the year, however timing differences in Q4 2002-03 resulted in the decrease in the current quarter.

International investment reduced by $40 million (37.0%) for the current year and $3 million (100%) for Q4 2003-04, reflecting significant investment in Southern Cross Cable capacity in November 2002 and January 2003.

For the year ended 30 June 2005, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $370 million relates to NZ Wired, $110 million to NZ Wireless, $40 million to International, $110 million to Australian Operations and $20 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 63.0% at 30 June 2004, compared to 72.7% at 30 June 2003 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $3,756 million at 30 June 2004, a reduction of $938 million from net debt at 30 June 2003 of $4,694 million. Of this reduction in net debt, $214 million occurred in Q4 2003-04. Telecom anticipates further reduction in debt given the strength of operating cash flows and as a result may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	5,306	5,251	1.0	1,348	1,302	3.5
Payments to suppliers and employees	(2,925)	(2,973)	(1.6)	(679)	(657)	3.3
Net interest paid	(353)	(403)	(12.4)	(102)	(128)	(20.3)
Tax paid	(352)	(307)	14.7	(104)	(72)	44.4
Other operating cash flows	5	(2)	(350.0)	—	—	—

Net operating cash flows	1,681	1,566	7.3	463	445	4.0
Net purchase of fixed assets	(624)	(581)	7.4	(174)	(155)	12.3
Net (purchase)/sale of short-term investments	(186)	162	(214.8)	18	(6)	NM
Net sale/(purchase) of long-term investments	193	(121)	(259.5)	41	2	NM

Net investing cash flows	(617)	(540)	14.3	(115)	(159)	(27.7)
Repayment of debt	(614)	(702)	(12.5)	(77)	(197)	(60.9)
Dividends paid	(346)	(286)	21.0	(140)	(68)	105.9
Contributed capital	14	—	NM	3	—	NM

Net financing cash flows	(946)	(988)	(4.3)	(214)	(265)	(19.2)
Net cash flow	118	38	210.5	134	21	NM

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $1,681 million for 2004, an increase of $115 million from 2003. This resulted primarily from decreased cash payments to suppliers and employees and lower interest payments compared to the prior period.

The net cash outflow for investing activities was $617 million for 2004, an increase of $77 million from 2003. The increased outflow reflects higher capital expenditure payments, lower proceeds from the sale of fixed assets, the purchase of short-term investments in the current year compared to the sale of short-term investments in the prior period, partly offset by movements in cash flows related to long-term investments. The proceeds from sale of long-term investments in 2004 is due to $157 million from the sale of Sky and a capital return of $41 million in Q4 2003-04 from INL. In 2003, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS.

The net cash outflow for financing activities was $946 million for 2004, a decrease of 4.3% compared to 2003. The decrease in financing cash outflows was due primarily to decreased repayment of debt in Q4 2003-04 compared to the corresponding prior period, partly offset by an increase in the dividend paid reflecting a revised dividend policy.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Mobile Termination Rates

The Commerce Commission is undertaking an investigation under the Telecommunications Act 2001 into whether or not mobile phone call termination rates in New Zealand should be regulated. An issues paper had been released in order to begin public consultation on this investigation which is expected to take several months.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The issues paper attempts to describe the relevant markets and the state of competition in these markets and discusses what may happen if the mobile termination market is regulated. The paper also discusses the service description that would be required to implement such regulation.

Wholesaling

In May 2003 the Commerce Commission released its final determination relating to the supply of certain services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination included business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres. The Commission set a discount rate of 16% off Telecom’s average retail prices for these services. The Commission’s determination was effective for 18 months from 12 May 2003.

Both parties applied for a pricing review and the Commission continues to examine the issue. An outcome is not expected until late 2004 at the earliest. In the interim, Telecom is required to supply the services mandated at the initial price set (16% off average retail price).

In December 2003 TelstraClear made a separate application in respect of residential local access and calling services (including a number of residential bundles). On 14 June 2004, the Commerce Commission made a final determination. Services covered by the determination include residential local access and calling, network messaging services, fax services, paging services and bundles of residential services. The determination enables TelstraClear, as a reseller, to supply many of Telecom’s products to its residential customers. Both parties have applied for a pricing review of this determination as well.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. Telecom has agreed new interconnection arrangements with other carriers with whom it exchanges calls in New Zealand within the last 12 months.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which is based on an international benchmarking exercise. The Commission will now review the price on the basis of the Total Service Long Run Incremental Cost (TSLRIC) pricing methodology, which is a forward-looking cost based methodology.

In February 2004 the Commerce Commission released a principles paper on the implementation of a TSLRIC Pricing Methodology for Access Determinations under the Telecommunications Act 2001. This paper forms the basis of the current pricing review process.

Calculating Telecommunication Service Obligations Losses

On 30 June 2004 the Commerce Commission released its draft determination on the calculation of Telecom’s net cost of complying with the telecommunication service obligations (TSO) for the period 1 July 2002 to 30 June 2003. The Commission used the same methodology to calculate the net TSO cost for 2002/03 as was used to produce the final TSO figure for 2001/02. The Commission has calculated the cost for that year to be $62.6 million. A conference on the draft determination is to be held in mid-August, with the final determination expected to be issued soon after the conference.

The cost will be apportioned between Telecom, TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Equant New Zealand Limited, in proportion to their net revenues.

In December 2003 the Commerce Commission announced its final calculation of Telecom’s net cost of complying with its TSO for the period from 20 December 2001 to 30 June 2002. The net cost was $34.7 million for the part year period, or $65.7 million annualised. The major input that has changed is the weighted average cost of capital, which has increased from 7.1 percent to 7.4 percent. However, this has not increased the overall cost of the TSO as the Commission has determined that the cost of capital equipment has reduced in line with industry price trends.

In February 2004 Vodafone lodged papers in the High Court seeking leave to appeal the Commission’s interpretation of “revenue” in the TSO determination. Because the application was late, Vodafone did not have an automatic right to have their appeal heard. Leave to appeal was declined, however Vodafone has another opportunity to litigate the same issues during the current TSO determination process.

Local Loop Unbundling

In May 2004 the Minister of Communications, Hon Paul Swain, accepted the Commerce Commission’s recommendations on its Section 64 of Telecommunications Act 2001 investigation into Local Loop Unbundling.

The Minister accepted the Commission’s findings and its recommendation that Telecom should be required to provide new entrants with an internet grade wholesale ADSL service suitable for residential and small-medium enterprise customers that will allow entrants to develop and offer to consumers their own range of broadband products.

The accepted recommendations did not include unbundling of the local loop, as a result of the costs and difficulties of that solution in comparison with the potential benefits.

The Commission did, however, recommend:

•	unbundling of, and interconnection with, Telecom’s fixed public data network in the form of access to an ADSL bitstream access service, with the initial pricing and final pricing principles based on a retail minus methodology; and

•	access to a backhaul transmission service used in conjunction with an ADSL bitstream service. The Commission recommended that the initial pricing principle should be based on benchmarking and the final pricing principle should be based on cost-based pricing (TSLRIC methodology).

The Commission did not recommend the unbundling of other elements of Telecom’s fixed public data network beyond those supporting the ADSL bitstream service. In late June 2004, the Commission confirmed that it would not further investigate unbundled partial circuits (UPC) as it was satisfied that the informal processes it had in place to address its concerns over UPC pricing would produce a satisfactory outcome.

The Government has clearly signalled that Telecom’s public commitment to improve broadband penetration and to extend the NGN roll-out to rural and residential customers was an important factor in reaching its decision, and that the Government will be closely monitoring progress against those self-imposed targets.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

The Commission has split the application into two parts: functionality and cost. The Telecommunications Industry Forum (TIF) will consider functionality and the Commission will consider cost. The Commission has a staff member attending the forum as an observer. Telecommunications forum members include BCL, CallPlus, ihug, Telecom, TelstraClear, Vodafone and WorldxChange. The Telecommunications Users Association of New Zealand is an observer.

In March 2004, the TIF issued a draft code for public consultation addressing the processes by which numbers will be ported between participants. Further work continues on defining the standards of performance for services operating with ported numbers that will materially influence the technical solutions each operator adopts within their networks.

The Commission has issued an interim decision identifying TelstraClear, Vodafone and Telecom as being the only operators that qualify as access seekers and access providers in respect of mobile number portability.

In June 2004 the Commission invited preliminary views on how the cost allocation process should proceed. This is an initial step before the cost allocation determination process is undertaken.

Commerce Commission Proceedings Issued

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of Section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that Section 36 of the Commerce Act was breached, a pecuniary penalty, and costs.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2004, Telecom held Southern Cross capacity with a book value of approximately NZ$353 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$24 million over the next six months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$103 million (including accrued interest). Telecom has also provided contingent credit support of up to US$67 million in favour of SCCN’s senior bank syndicate.

Telecom’s contingent credit support will continue to reduce as additional market sales are made, or other amounts are applied, by SCCN towards the repayment of the portion of SCCN’s senior bank debt secured by the contingent credit support. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 30 June 2004, SCCN was capitalised via US$30 million of shareholder’s equity and had US$120 million of shareholder advances and US$184 million of senior bank debt. SCCN also held cash reserves of approximately US$93 million. SCCN expects to collect up to US$94 million from scheduled receipts against previously committed capacity sales.

Overcapacity has been a significant issue in the market for international bandwidth. Recent increases in broadband penetration rates in Australia and New Zealand have seen acceleration in the usage of international bandwidth. It is uncertain whether the recent improvements in utilisation rates will be sustained on an ongoing basis, however there is potential for an improvement in the outlook for Southern Cross.

Application of New US Accounting Pronouncement

FASB Interpretation Number (FIN) 46R “Consolidation of Variable Interest Entities” was issued by the US Financial Accounting Standards Board in December 2003 and applies to Telecom’s reconciliation to US GAAP for the first time as at 30 June 2004. FIN 46R defines a variable interest entity (VIE) as an entity that has insufficient equity to absorb “expected losses” (a probability-based measure of potential negative variances from expected results). FIN 46R requires an enterprise to consolidate a VIE if it holds variable interests (equity, subordinated debt and other subordinated financial support) that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s residual returns, or both.

Southern Cross is considered to be a VIE under FIN 46R. By virtue of the fact that Telecom has provided a majority of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, Telecom is considered to hold variable interests that would absorb greater than 50% of Southern Cross’ losses. Telecom is therefore required to consolidate Southern Cross for the purposes of reconciling to US GAAP. This will result in Telecom consolidating Southern Cross’ approximately US$1.2 billion of assets and US$1.4 billion of liabilities.

Telecom’s NZ GAAP accounting treatment of Southern Cross is unaffected, as New Zealand (and International) accounting standards require an enterprise to control an entity before it can be consolidated. Telecom does not control Southern Cross and it is therefore not consolidated.

International Financial Reporting Standards

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (IFRS) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option of voluntarily early adopting IFRS for periods beginning on or after 1 January 2005.

Telecom intends to adopt IFRS for the year ended 30 June 2006. A conversion project has been underway for some time. This project entails assessing the impacts of changes in financial reporting standards on Telecom’s financial reporting and other related activities, then designing and implementing processes to deliver financial reporting on an IFRS compliant basis, as well dealing with any related business impacts.

Transition from existing NZ GAAP to IFRS will be made in accordance with IFRS 1 “First Time Application of International Reporting Standards”. Upon adoption of IFRS, comparative information will be restated to conform with the requirements of IFRS and the impact that adoption of IFRS has had on Telecom’s financial statements will be set out.

The key areas of difference between existing NZ GAAP and IFRS that have been identified to date as relevant to Telecom are:

Financial instruments

IFRS requires derivative financial instruments to be recognised in the balance sheet at fair value. To the extent that derivatives do not qualify for hedge accounting under rules prescribed in IFRS, changes in the fair value of derivatives must be included in earnings.

To the extent that hedge accounting does not apply, significant volatility in earnings could result from the application of IFRS. Telecom only enters into derivatives for hedging purposes and expects that the vast majority of its derivatives will qualify as effective hedges for IFRS purposes. There will still however be the potential for some minor earnings impact as a result of changes in the fair value of derivatives.

Goodwill

Under NZ GAAP, goodwill is amortised over a period not exceeding 20 years. Under IFRS, goodwill is not amortised, but is instead subject to an impairment test at least annually.

Telecom’s goodwill principally relates to its acquisition of AAPT. Upon adoption of IFRS, Telecom will cease amortising goodwill, which will prima facie increase reported earnings. However, if subsequent impairment testing identifies that there is an impairment, this will be recognised immediately in earnings.

Taxation

IFRS requires a “balance sheet” approach to calculating deferred tax, which differs to the “income statement” approach currently employed under NZ GAAP. The balance sheet approach recognises deferred tax where there is a difference between the carrying value of an asset or liability and its tax base. The recognition criteria for deferred tax assets also differs as NZ GAAP requires virtual certainty that a deferred tax asset will be realised, while IFRS only requires that realisation is probable.

Revenue

While general IFRS principles are consistent with existing NZ GAAP, more detailed guidance on revenue recognition is provided under IFRS. While this is not expected to impact Telecom’s main revenue streams, it may affect the timing of recognition for some of Telecom’s sundry revenue items.

Share based payments

IFRS requires an expense to be recognised for all share-based employee remuneration, based on the fair value of the award. During the 2004 financial year, Telecom began recognising an expense based on fair value for options issued under the Telecom share option scheme in its NZ GAAP financial statements. It also recognises an expense for equity instruments issued under the restricted share scheme and the Telecom share rights scheme, though this is based on the “intrinsic value” of the award rather than the fair value (which is lower than the intrinsic value due to restrictive conditions in the award). The adjustment to a fair value based measurement under IFRS will not have a material impact on Telecom’s reported results.

INL Capital Return

Telecom received $41 million from INL as a return of capital in Q4 2003-04. The return of capital was on a pro rata basis across all shareholders in the form of a 1 in 6 share cancellation. The receipt of $41 million reduced Telecom’s investment in INL with no gain or loss arising.

Gen-i Acquisition

On 1 July 2004 Telecom acquired systems integrator Gen-i for $62.3 million. The consolidation of Gen-i’s results will be effective from this date.

Gen-i provides technology solutions from consultation, design and development through to implementation, support and training to large corporate and public sector clients. Gen-i earned revenues of $155 million and recorded EBITDA of $7 million for the year ended April 2004. Approximately 700 staff are employed across nine locations in New Zealand and Australia.

High Speed 3G Mobile Services

Telecom plans to deliver high speed 3G mobile technology using Evolution Data Optimised (EV-DO) technology by December 2004 targeting Auckland, Wellington, Christchurch and key holiday destinations. Telecom’s relationship with Lucent Technologies has been extended to deliver EV-DO, which has been deployed by a number of mobile providers in the United States, Asia and other regions.

EV-DO will achieve significantly greater mobile data download speeds and better access to online information. Potential applications include video messaging, the ability to download clips from films, music, sports or information services and push-to-talk.

Telecom has prioritised approximately $40 million for the EV-DO upgrade which is expected to be accommodated within the $650 million of forecast capital expenditure for the 2005 financial year.

H3G Network Sharing Agreement

Telecom owns a 19.9% equity stake in Hutchison 3G Australia Limited (H3G), who operate Australia’s first third generation (“3G”) mobile communications network. On 4 August 2004, H3G announced the signing of a Heads of Agreement to establish a 50/50 enterprise which will own and operate H3G’s existing 3G mobile access network and fund future network development. Telstra will pay H3G $A450 million under a fixed payment schedule to enter into the arrangement, and future capital expenditure and operating costs will be shared equally between H3G and Telstra.

The scope of the joint enterprise is limited to generic radio access assets that are not considered to be differentiators in the delivery of mobile services. H3G and Telstra will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other. Under the agreement, the joint enterprise which will have the right to use the existing spectrum holdings of both partners and will continue to operate until the expiry of those spectrum licences in 2017 or later.

Timing is subject to informal clearance from the ACCC, and execution of definitive (or long-form) agreements (expected to be November 2004).

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

DDS (Digital Data Service) - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Year ended 30 June				Variation 2004:2003
(in NZ$ millions, except percentages)	2004	%	2003	%	$	%
Operating Revenues
Local Services	1,120	20.8	1,110	21.4	10	0.9
Calling
National	1,045	19.4	1,090	21.0	(45)	(4.1)
International	364	6.8	401	7.7	(37)	(9.2)
Other	37	0.7	51	1.0	(14)	(27.5)

	1,446	26.9	1,542	29.7	(96)	(6.2)
Interconnection	193	3.6	154	3.0	39	25.3
Cellular and other mobile	813	15.1	796	15.3	17	2.1
Data, internet and solutions
Data	721	13.4	670	12.9	51	7.6
Internet	229	4.3	219	4.2	10	4.6
Solutions	54	1.0	34	0.7	20	58.8

	1,004	18.7	923	17.8	81	8.8
Other operating revenues
Resale	317	5.9	278	5.4	39	14.0
Directories	220	4.1	207	4.0	13	6.3
Equipment	72	1.3	69	1.3	3	4.3
Miscellaneous other	162	3.0	109	2.1	53	48.6
Dividend from investments	5	0.1	3	0.1	2	66.7

	776	14.4	666	12.8	110	16.5

Total operating revenues	5,352	99.5	5,191	100.0	161	3.1
Abnormal revenue	28	0.5	—	—	28	NM

Total revenue	5,380	100.0	5,191	100.0	189	3.6

Operating expenses
Labour	594	11.1	548	10.6	46	8.4
Cost of Sales	1,472	27.5	1,418	27.3	54	3.8
Other operating expenses	942	17.6	909	17.5	33	3.6

Total operating expenses	3,008	56.2	2,875	55.4	133	4.6
Abnormal expenses	121	2.3	—	—	121	NM

Total expenses	3,129	58.5	2,875	53.7	254	8.8

EBITDA*	2,251	42.1	2,316	44.6	(65)	(2.8)
Depreciation and amortisation	823	15.4	820	15.8	3	0.4

Earnings from operations	1,428	26.7	1,496	28.8	(68)	(4.5)
Net Interest expense	(334)	(6.2)	(393)	(7.6)	59	(15.0)

Earnings before income tax	1,094	20.4	1,103	21.2	(9)	(0.8)
Income tax expense	(337)	(6.3)	(391)	(7.5)	54	(13.8)

Net earnings after income tax	757	14.1	712	13.7	45	6.3
Minority interest in profits of subsidiaries	(3)	(0.1)	(3)	(0.1)	—	—

Net earnings	754	14.1	709	13.7	45	6.3

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparision

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

Following the integration of the New Zealand operations, a number of inter-segment charges have been removed, particularly between the Wired and Wireless businesses. For example, there is no longer any charge paid by Wired for calls terminated in Wireless, nor is there any recharging of customer service and other back-office costs. The supplementary segmental information below does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities, nor is it comparable to the segment results presented in the previous year for the reasons set out above.

	Year Ended 30 June 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	3,010	688	157		3,855
Internal Revenue	37	4	224	(186)	79

	3,047	692	381	(186)	3,934
External expenses
Labour	(315)	(39)	(22)		(376)
Cost of sales	(219)	(265)	(168)		(652)
Other operating expenses	(492)	(118)	(28)		(638)
Depreciation	(377)	(132)	(68)		(577)
Amortisation	—	(9)	—		(9)
Internal expenses	(166)	—	(49)	186	(29)

	(1,569)	(563)	(335)	186	(2,281)
Earnings from operations	1,478	129	46	—	1,653

	Year Ended 30 June 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,929	617	203		3,749
Internal revenue	26	3	192	(167)	54

	2,955	620	395	(167)	3,803
External expenses
Labour	(292)	(38)	(20)		(350)
Cost of sales	(213)	(181)	(183)		(577)
Other operating expenses	(478)	(114)	(35)		(627)
Depreciation	(379)	(164)	(51)		(594)
Amortisation	—	(7)	—		(7)
Internal expenses	(140)	—	(60)	167	(33)

	(1,502)	(504)	(349)	167	(2,188)
Earnings from operations	1,453	116	46	—	1,615

	Quarter ended 30 June 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	743	179	37	—	959
Internal Revenue	17	1	65	(51)	32

	760	180	102	(51)	991
External expenses
Labour	(82)	(11)	(6)	—	(99)
Cost of sales	(50)	(70)	(43)	—	(163)
Other operating expenses	(124)	(29)	(6)	—	(159)
Depreciation	(94)	(29)	(17)	—	(140)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(49)	—	(12)	51	(10)

	(399)	(141)	(84)	51	(573)
Earnings from operations	361	39	18	—	418

	Quarter ended 30 June 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	747	154	41	—	942
Internal revenue	6	—	48	(41)	13

	753	154	89	(41)	955
External expenses
Labour	(76)	(10)	(4)	—	(90)
Cost of sales	(44)	(44)	(36)	—	(124)
Other operating expenses	(118)	(23)	(6)	—	(147)
Depreciation	(96)	(42)	(13)	—	(151)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(35)	—	(13)	41	(7)

	(369)	(121)	(72)	41	(521)
Earnings from operations	384	33	17	—	434

Wired

Wired earnings from operations increased by $25 million (1.7%) for the current year and decreased by $23 million (6.0%) for Q4 2003-04 compared with the corresponding periods in the prior year. The majority of the decrease in Q4 2003-04 related to $22 million of TSO revenue recognised in Q4 2002-03 for the period from 20 December 2001 to 30 June 2003. This was partly offset by $11 million recognised in Q4 2003-04 as a contribution from the Government towards the regional broadband extension programme.

Wired revenues increased by $92 million (3.1%) for the current year and $7 million (0.9%) for Q4 2003-04 due to growth in data, internet, solutions, local service and other operating revenue partially offset by lower calling revenue. Total expenses increased by $67 million (4.5%) for the current year and $30 million (8.1%) for Q4 2003-04, largely due to increases in labour, cost of sales and miscellaneous other operating costs.

Wireless

Wireless earnings from operations increased by $13 million (11.2%) for the current year and $6 million (18.2%) for Q4 2003-04 compared with the corresponding periods in the prior year.

Wireless revenues increased by $72 million (11.6%) for the current year and $26 million (16.9%) for Q4 2003-04 due to growth in data and other wireless revenue driven by increased connections, increased text messaging volumes and higher handset sales revenue. Total expenses increased by $59 million (11.7%) for the current year and $20 million (16.5%) for Q4 2003-04, largely due to higher cost of sales, interconnect costs associated with increased text volumes and higher handset sales. These were partly offset by a lower depreciation cost due to accelerated depreciation taken on a redundant wireless data platform in 2003 and a declining Wireless asset base.

International

International earnings from operations are stable for the current year and increased by $1 million (5.9%) for Q4 2003-04 compared with the corresponding periods in the prior year.

International revenues decreased by $14 million (3.5%) for the current year and increased $13 million (14.6%) for Q4 2003-04. The current year decline is as a result of lower average prices for inward calling and lower transit revenue, partly offset by higher internal revenue. The lower average price for inward calling reflects renegotiated rates for the reciprocal transfer of minutes with other carriers. The increase in revenue for Q4 2003-04 is due to a combination of a weakening of the NZD:USD in the quarter relative to the remainder of the financial year, renegotiated agreements for reciprocal traffic taking effect from Q4 2002-03 and increased internal charges for termination of higher outbound calling volumes on behalf of the Australian Operations.

Total expenses decreased by $14 million (4.0%) for the current year and increased by $12 million (16.7%) for Q4 2003-04. The current year decline is due with lower cost of sales largely due to the renegotiated rates for the reciprocal transfer of minutes, partly offset by increased accelerated depreciation on cable assets. The increase in costs for Q4 2003-04 is due to a combination of increased costs associated with terminating higher outbound calling revenues on behalf of the Australian Operations and a weakening of the NZD:USD in Q4 2003-04 relative to the remainder of the financial year.

Australian Consumer segment results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local service	—	1	(100.0)	—	—	—
Calling	236	247	(4.5)	57	56	1.8
Cellular and other mobile	168	193	(13.0)	39	50	(22.0)
Interconnection	—	1	(100.0)	—	—	—
Internet	14	8	75.0	4	2	100.0
Resale	275	219	25.6	74	55	34.5
Other operating revenue	—	1	(100.0)	—	—	—
Internal revenue	—	1	(100.0)	—	—	—

	693	671	3.3	174	163	6.7
Operating expenses
Labour	12	11	9.1	3	2	50.0
Cost of sales	437	420	4.0	104	101	3.0
Other operating expenses	88	88	—	21	32	(34.4)
Allocated costs	102	91	12.1	25	21	19.0
Internal expenses	10	19	(47.4)	2	5	(60.0)

	649	629	3.2	155	161	(3.7)
EBITDA	44	42	4.8	19	2	850.0
Depreciation and amortisation	46	40	15.0	12	11	9.1

(Loss)/earnings from operations	(2)	2	(200.0)	7	(9)	177.8

Australian Business segment results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2004 $m	2003 $m	Change %	2004 $m	2003 $m	Change %
Operating revenues
Local service	47	50	(6.0)	11	13	(15.4)
Calling	245	235	4.3	66	56	17.9
Cellular and other mobile	34	33	3.0	8	10	(20.0)
Interconnection	51	39	30.8	11	10	10.0
Internet and data	285	294	(3.1)	74	76	(2.6)
Resale	42	58	(27.6)	11	12	(8.3)
Other operating revenue	90	58	55.2	33	16	106.3
Internal revenue	23	28	(17.9)	5	6	(16.7)

	817	795	2.8	219	199	10.1
Operating expenses
Labour	70	63	11.1	16	15	6.7
Cost of sales	383	420	(8.8)	86	92	(6.5)
Other operating expenses	63	45	40.0	18	7	157.1
Allocated costs	90	93	(3.2)	22	21	4.8
Internal expenses	64	40	60.0	27	14	92.9

	670	661	1.4	169	149	13.4
EBITDA	147	134	9.7	50	50	—
Depreciation and amortisation	124	119	4.2	34	32	6.3

Earnings from operations	23	15	53.3	16	18	(11.1)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the TWELVE MONTHS ended 30 June 2004

(referred to in this report as the “full year”)

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on audited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance
	Current FULL YEAR $NZ’000	*Up/Down %	Previous corresponding FULL YEAR $NZ’000
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1 OPERATING REVENUE
(a) Trading Revenue	5,352,000	3.1%	5,191,000
(b) Other Revenue	28,000		—
(c) Total Operating Revenue	5,380,000	3.6%	5,191,000
1.2 OPERATING *SURPLUS BEFORE TAXATION	1,094,000	(0.8%)	1,103,000
(a) Less taxation on operating result	(337,000)	(13.8%)	(391,000)
1.3 OPERATING *SURPLUS AFTER TAX	757,000	6.3%	712,000
(a) Extraordinary Items after Tax [detail in Item 3]	—		—
(b) Unrealised net change in value of investment properties	—		—
1.4 NET *SURPLUS FOR THE PERIOD	757,000	6.3%	712,000
(a) Net *Surplus attributable to minority interests	(3,000)	—	(3,000)
1.5 NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	754,000	6.3%	709,000

	*Consolidated Statement of Financial Performance
	Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/FULL YEAR
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
(a) Interest revenue included in Item 1.2	27,000	14,000
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)	(93,000)	—
(c) Equity earnings (gain/loss) (detail - Item 16)	—	—
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(361,000)	(407,000)
(e) Leasing and renting expenses	(49,000)	(53,000)
(f) Depreciation	(755,000)	(754,000)
(g) Diminuton in the value of assets (other than depreciation)	—	—
(h) Amortisation of goodwill	(65,000)	(66,000)
(i) Amortisation of other intangible assets	(3,000)	—
(j) Impairment of goodwill	—	—
(k) Impairment of other intangible assets	—	—

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

	Consolidated Statement of Financial Performance
	Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
2.2 SUPPLEMENTARY ITEMS
(a) # Interest costs excluded from Item 2.1(d) and capitalised	(7,000)	(5,000)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
(c) Unrecognised differences between the carrying value and market value of publicly traded investments	20,331	13,149

#	Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

	Group - Current *Half Year/Full Year
	Operating Revenue $NZ’000	Operating Surplus $NZ’000
3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
DETAILS AND COMMENTS
Discontinued Activities:
(Disclose Operating Revenue and Operating Surplus)
TOTAL DISCONTINUED ACTIVITIES
Material Unusual (including Non Recurring) Items (included in 1.2)
Description:
Gain on sale of Sky	28,000	28,000
Partial recovery of AOL|7 write-down		12,000
Write-down of TDMA network		(110,000)
Write-down of Australian LMDS assets		(23,000)
TOTAL MATERIAL NON RECURRING ITEMS	28,000	(93,000)
Extraordinary Items (Ref. Item 1.3(a))
Description:
TOTAL EXTRAORDINARY ITEMS

	Statement of Movements In Equity
	Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
4 STATEMENT OF MOVEMENTS IN EQUITY
4.1 *NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	754,000	709,000
(a) *Net Surplus attributable to minority interest	3,000	3,000
4.2 OTHER RECOGNISED REVENUE AND EXPENSES
(a) *Increases (decreases) in revaluation reserves	—	—
(b) Current Translation Differences	(45,000)	(40,000)
(c) Minority interest in other recognised revenue and expenses	—	—
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	712,000	672,000
4.4 OTHER MOVEMENTS
(a) Contributions by Owners	164,000	147,000
(b) Distributions to Owners	(435,000)	(380,000)
(c) Other	—	—
4.5 EQUITY AT BEGINNING OF FULL YEAR*	1,767,000	1,328,000
4.6 EQUITY AT END OF FULL YEAR	2,208,000	1,767,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
	Current FULL YEAR $NZ	Previous corresponding FULL YEAR $NZ
5 EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
(a) Basic EPS	0.392	0.376
(b) Diluted EPS (if materially different from (a))	N/A	N/A

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(d) Date from which such contribution has been calculated
$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the FULL YEAR
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Geographical

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

		Consolidated Statement of Financial Position
	(Note (VIII) attached has particular relevance for the preparation)	At end of current FULL YEAR $NZ’000	As shown in last Annual Report $NZ’000
	9 CURRENT ASSETS:
	(a) Cash	238,000	120,000
	(b) Trade receivables	564,000	594,000
	(c) Investments	247,000	64,000
	(d) Inventories	50,000	42,000
	(e) Other assets, current	407,000	335,000
	TOTAL CURRENT ASSETS	1,506,000	1,155,000
	9.1 NON-CURRENT ASSETS
	(a) Trade receivables	—	—
	(b) Investments	767,000	947,000
	(c) Inventories	—	—
	(d) Property, plant and equipment	4,312,000	4,635,000
	(e) Goodwill	875,000	980,000
	(f) Deferred Taxation Assets	—	—
	(g) Other Intangible Assets	40,000	38,000
	(h) Other assets, non current	—	—
	9.2 TOTAL NON-CURRENT ASSETS	5,994,000	6,600,000
	9.3 TOTAL ASSETS	7,500,000	7,755,000
	9.4 CURRENT LIABILITIES
	(a) Trade Creditors	620,000	730,000
	(b) Income in advance, current	—	—
	(c) Secured loans	—	—
	(d) Unsecured loans	803,000	546,000
	(e) Provisions, current	—	—
	(f) Other liabilities, current	311,000	253,000
	TOTAL CURRENT LIABILITIES	1,734,000	1,529,000
	9.5 NON-CURRENT LIABILITIES
	(a) Accounts payable, non-current	—	—
	(b) Secured loans	—	—
	(c) Unsecured loans	3,438,000	4,332,000
	(d) Provisions, non-current	—	—
	(e) Deferred Taxation Liability, non-current	120,000	127,000
	(f) Other liabilities, non-current	—	—
	9.6 TOTAL NON-CURRENT LIABILITIES	3,558,000	4,459,000
	9.7 TOTAL LIABILITIES	5,292,000	5,988,000
	9.8 NET ASSETS	2,208,000	1,767,000
	9.9 SHAREHOLDERS’ EQUITY
	(a) Share capital (optional)	1,871,000	1,708,000
(b) Reserves (optional)	(i) Revaluation reserve	—	—
	(ii) Other reserves	(288,000)	(243,000)
	(c) Deferred compensation	2,000	1,000
	(d) Retained Surplus	620,000	299,000
	9.10 SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	2,205,000	1,765,000
	(a) Minority equity interests in subsidiaries	3,000	2,000
	9.1 TOTAL SHAREHOLDERS’ EQUITY	2,208,000	1,767,000
	(a) Returns on Assets (%) (EBIT divided by Total Assets)	19.0%	19.3%
	(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)	34.2%	40.2%
	(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	70.6%	77.2%

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

	Consolidated Statement of FULL YEAR
(See Note (IX) attached)	Current FULL YEAR $ NZ’000	Corresponding FULL YEAR $ NZ’000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES
(a) Receipts from customers	5,306,000	5,251,000
(b) Interest received	21,000	11,000
(c) Dividends received	5,000	3,000
(d) Payments to suppliers and employees	(2,925,000)	(2,973,000)
(e) Interest paid	(374,000)	(414,000)
(f) Income taxes paid	(352,000)	(307,000)
(g) Other cash flows relating to operating activities	—	(5,000)
NET OPERATING FLOWS	1,681,000	1,566,000
(See Note (IX) attached)
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES
(a) Cash proceeds from sale of property, plant and equipment	10,000	31,000
(b) Cash proceeds from sale of equity investments	198,000	54,000
(c) Loans repaid by other entities	—	—
(d) Cash paid for purchases of property, plant and equipment	(627,000)	(607,000)
(e) Interest paid - capitalised	(7,000)	(5,000)
(f) Cash paid for purchases of equity investments	(5,000)	(175,000)
(g) Loans to other entities	—	—
(h) Other cash flows relating to investing activities	(186,000)	162,000
NET INVESTING CASH FLOWS	(617,000)	(540,000)
(See Note (IX) attached)
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES
(a) Cash proceeds from issue of shares, options, etc.	14,000	—
(b) Borrowings	—	348,000
(c) Repayment of borrowings	(614,000)	(1,050,000)
(d) Dividends paid	(346,000)	(286,000)
(e) Other cash flows relating to financing activities	—	—
NET FINANCING CASH FLOWS	(946,000)	(988,000)
(See Note (IX) attached)
13 NET INCREASE (DECREASE IN CASH HELD)	118,000	38,000
(a) Cash at beginning of FULL YEAR	120,000	82,000
(b) Exchange rate adjustments to Item 12.3(a) above	—	—
(c) Cash at end of FULL YEAR	238,000	120,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows: __________________________________________________________________________________

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

	Current FULL YEAR NZ$’000	Previous Corresponding FULL YEAR NZ$’000
15 RECONCILIATION OF CASH
For the purposes of the above Statement of cash flows, cash includes:
__________________________________________________________
__________________________________________________________
FULL YEAR as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:	238,000	120,000
Cash on hand and at bank
Deposits at call	—	—
Bank overdraft	—	—
Other (provide details eg Term Deposits	—	—
FULL YEAR (Item 13(c) above)	238,000	120,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
	Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
(b) Less tax	—	—
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
(i) Extraordinary items	—	—
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of FULL YEAR		Contribution to net *surplus (deficit) (Item 1.5)
Equity Accounted Associates	Current FULL YEAR	Previous Corresponding FULL YEAR	Current FULL YEAR NZ$,000	Previous Corresponding FULL YEAR NZ$,000
			Equity Accounted in current year
Pacific Carriage Holdings Limited	50%	50%
Southern Cross Cables Holdings Limited	50%	50%
AOL|7 Pty Limited	—	33%
Aurora Energy AAPT Pty Limited	33%	33%
Other Material Interests			Not Equity Accounted in current year

(b)	Investments in Associates

	Current FULL YEAR $NZ’000	Previous Corresponding FULL YEAR $NZ’000

Carrying value of investments in associates beginning of half year/ full year

Share of changes in associates’ post acquisition surpluses/and reserves:

- Retained surplus

- Reserves

Net goodwill amortisation and impairment adjustments in the period

Less Dividends received in the period

FULL YEAR

FULL YEAR

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17	FULL YEAR

Category of Securities	Number Issued	Quoted		Number		Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current full year

	1

ORDINARY SHARES:
Opening balance	1,905,326,320
issued during current full year	31,621,424

	1,936,947,744

CONVERTIBLE NOTES
issued during current full year	—
	$300m
					Weighted average
OPTIONS:	Issued		Quoted		Exercise Price	Expiry Date
issued during current full year	5,121,709				3.976	Mar 05 - Sept 09

Outstanding at end of current full year	28,771,162				5.259	Jul 04 - Sept 09

DEBENTURES - Totals only:	$362 million	$
UNSECURED NOTES - Totals only:	$315 million	$
OTHER SECURITIES		$		$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

Refer Management Commentary

(b)	Significant trends or events since end of current full year

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2003 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share

6.85%

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

4.59%

20	ANNUAL MEETING (if full year report)

(a) To be held at

The Duxton Hotel Wellington

(b) Date: Thursday 7 October	2004	Time: 2.30 pm

(c) Approximate date of availability of Annual Report			Sep-04

           FULL YEAR report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 August 2004

(signed by) Authorised Officer of Listed Issuer	(date)

*	Delete as required

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the twelve months ended 30 June 2004

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	3,808	1,490	54	28	5,380
Internal revenue	—	—	—	—	—

Total revenue	3,808	1,490	54	28	5,380
Earnings before interest and tax	1,538	35	6	(151)	1,428
Fixed assets	3,484	768	60	—	4,312
Total assets	6,002	1,215	1,062	(779)	7,500

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	3,010	688	157	693	794	10	28	5,380
Internal revenue	37	4	224	—	23	—	(288)	—

Total revenue	3,047	692	381	693	817	10	(260)	5,380
Earnings before interest and tax	1,478	129	46	(2)	23	(153)	(93)	1,428
Total assets	2,795	435	758	448	851	3,517	(1,304)	7,500

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the twelve months ended 30 June 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	3,652	1,466	73	—	5,191
Internal revenue	—	—	—	—	—

Total revenue	3,652	1,466	73	—	5,191
Earnings before interest and tax	1,499	24	24	(51)	1,496
Fixed assets	3,674	900	61	—	4,635
Total assets	6,363	1,377	868	(853)	7,755

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	2,929	617	203	670	767	5	—	5,191
Internal revenue	26	3	192	1	28	—	(250)	—

Total revenue	2,955	620	395	671	795	5	(250)	5,191
Earnings before interest and tax	1,453	116	46	2	15	(136)	—	1,496
Total assets	3,585	695	713	365	1,121	2,774	(1,498)	7,755

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 4989293	Contact fax number	(04) 4989430	Date	4/08/04

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable ☐	/ Non Taxable	☐	Conversion	☐ Interest	☐	Rights Issue Renouncable	__________________

	Rights Issue non-renouncable		Capital ☐ change	☐ Call	☐ Dividend		If ticked, state ☑ whether:	Interim ☐	Full Year	☑ Special	__________________

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	______________________________________________________	ISIN	____________________________
If unknown, contact NZX

Number of Securities to be issued following event	____________________________________	Minimum Entitlement	___________	Ratio, e.g 1 for 2	☐	for	________

Conversion, Maturity, Call Payable or Exercise Date	______________________		Treatment of Fractions		_______________________________
	Enter N/A if not applicable	Tick if part passu	☐ OR	provide an explanation of the ranking	_____________________________
Strike price per security for any issue in lieu or date Strike Price available.		_________

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security	9.5 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.016765

Total monies	$184,010,036		Date Payable	10 September, 2004

Taxation		Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax NIL	Credits (Give details)	$0.046791

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm		Application Date

For calculation of entitlements - must be the last business day of a week	27/08/04 AUST & NZ; 26/08/04 USA	Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	10/09/04 AUST & NZ; 17/09/04 USA

Notice Date		Allotment Date

Entitlement letters, call notices, conversion notices mailed	__________________________	For the issue of new securities. Must be within 5 business days of record date.	______________________________________

OFFICE USE ONLY Ex Date: Commence Quoting Rights: Cease Quoting Rights 5pm: Commence Quoting New Securities: Cease Quoting Old Security 5pm:			Security Code: Security Code:

5 August 2004

MEDIA RELEASE

Migration from 025 to 027 continues at pace

Telecom today confirmed its long-term plan to eventually close down its 025 network once the great majority of customers have upgraded to 027.

“We’ve been actively encouraging customers for some time to upgrade to 027 which offers more services and options for customers,” General Manager Mobile Kevin Kenrick said today.

“The momentum around the shift to 027 is really gathering pace and on the current trajectory, we expect to reach the switch-over point towards the end of 2007.”

“We’ll be working with customers between now and then to ensure they can take advantage of the benefits of upgrading to 027.”

“We’re well ahead of where we expected to be by now with customers upgrading to 027,” Mr Kenrick said.

The migration numbers have required a $110 million pre-tax non-cash write-down of the value of the 025 network. The network write-down was foreshadowed in Telecom’s quarterly results announcements during 2003/2004.

The 025 network has been superseded by the establishment of the 027 network in 2001 and the recent announcement of New Zealand’s first 3G mobile network – which will offer a portfolio of new services, including ultra-high speed data services, video messaging and Push-to-Talk.

Mr Kenrick said the closure of the 025 network would be a logical step given the development of CDMA and 3G network technology.

“025 was the first mobile service in New Zealand and, while it has served New Zealanders incredibly well for the past 17 years, the success of 027 and the 3G announcement means it will soon be time to move on,” Mr Kenrick said.

“We value our customers’ loyalty to Telecom, and will continue to talk to them about ways we can make it as easy as possible to upgrade networks.”

“And we will be launching a number of initiatives to ensure customers truly benefit by upgrading their mobile service,” Mr Kenrick said.”

ENDS

For more information, please contact:

John Goulter

Public Affairs & Government Relations Manager

Telecom

04 498 9369

027 232 4303

john.goulter@telecom.co.nz

Or

Phil Love

Senior Corporate Affairs Executive

Ph 04 498 9155

Mobile 027 244 8496

MEDIA RELEASE

5 August 2004

Telecom outlines new technology investment plans

Next generation services to be piloted with home customers next year

Telecom today outlined the next phase of its $1 billion investment in the Next Generation Network and the new services it will enable for business and residential customers.

“We’re well advanced with the work we’re doing with Alcatel to roll out a totally new network infrastructure across New Zealand,” Telecom Chief Operating Officer New Zealand Simon Moutter said today.

“Over the next few years we will deliver a host of new services for customers. We’ve recently made some key decisions about the next steps in this 10-year investment programme. They include not just the background infrastructure, which in time will deliver exponentially increasing bandwidth to customers, but also the timeframes for the pilots and commercial roll-outs of new services.”

“New Zealanders are going to be using a lot of new communications services that would never have been possible without the investment we’re making and the global expertise that our partner Alcatel is bringing to the country,” Mr Moutter said.

Highlights of the package:

$120 million investment in fibre network over five years.

•	Fibre to the curb (FTTC) is to be extended to increase the capacity and bandwidth of residential broadband and enable new services

•	Telecom has already provided fibre to 1100 roadside cabinets and will extend fibre to 1000 more cabinets over the next five years

•	The five-year, $120 million investment in FTTC will enable new services for business and residential customers, including video, very high speed internet access and many other new services

•	FTTC will be extended to “Fibre to the premises” (FTTP) once demand for speed, capacity and new services develops in the residential market

$10 million fibre pilot for residential and business customers.

•	The Flatbush residential subdivision and the Highbrook commercial development project in Manukau will be the locations for a $10 million pilot of fibre to the premises (FTTP)

•	The pilot will test the technologies to deliver services over a fibre infrastructure for business and residential customers

•	Telecom will use the pilot to make decisions about the possible future extension of fibre from the roadside cabinets (FTTC) to customer premises

$110 million to continue to extend services based on its copper cable network over the next three years.

•	Telecom will invest over $110 million in enhancing data services over the copper cable network over the next three years

•	This will include enhancements of our broadband equipment to prepare for new business and consumer services and meet New Zealand’s increasing growth in demand for data services capacity

•	In addition, Telecom will continue to increase the numbers of places where customers can access data services

$125 million investment in the core network over five years.

•	An investment of $25 million a year over five years will increase the capacity of the core fibre network to meet growing bandwidth demand and develop the next stage of the multi-service network which will eventually carry all Telecom’s voice, data, Internet and video traffic.

•	To ensure Telecom’s backbone network meets the demands for capacity and bandwidth, new fibre routes are to be installed between Auckland, Hamilton, the Central North Island and Lower South Island.

•	In addition, the capacity of existing fibre is to be extended to cope with expected demands

First Phase of Replacement of Telephone Network underway.

•	Telecom has started the replacement of its telephone network with the replacement of its ISDN service

•	A new Alcatel next generation exchange will be installed in Auckland to provide ISDN services in 2005

•	Detailed planning is underway to replace 600 exchanges and remote line concentrators with new IP technology over the next eight years

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

O4 498 9369

027 232 4303

5 August 2004

MEDIA RELEASE

Telecom delivers strong annual earnings growth

Overview of Group results

	Twelve months ended (NZ$m)
	30 Jun 04	30 Jun 03	Change %
Operating revenue	5,352	5,191	3.1
Operating expenses	(3,008)	(2,875)	4.6
Abnormal items (before tax)	(93)	—	NM
EBITDA*	2,251	2,316	(2.8)
Adjusted EBITDA*	2,344	2,309	1.5
Reported net earnings	754	709	6.3
Adjusted net earnings	775	704	10.1
Net debt	3,756	4,694	(20.0)
Reported net earnings per share	39.2 cents	37.6 cents

*	Earnings before interest, taxation, depreciation and amortisation.

Note: All comparisons in the above table and in the commentary below relate to the 12 months ended 30 June 2003 unless otherwise stated. All figures are in New Zealand dollars unless otherwise stated.

Telecom today announced reported net earnings after tax for the 12 months to June 30 2004 of $754 million, an increase of 6.3% on the $709 million reported for the 2003 year.

Adjusted net earnings for the 12 months to 30 June 2004 were $775 million, an increase of 10.1% on the previous corresponding 12 months.

Reported net earnings included a number of abnormal and special items. These were:-

•	$28 million gain on the sale of Sky Network Television shares booked in the second quarter of 2004.

1

•	$12 million recovery from the sale of AOL7 reported in the third quarter of 2004.

•	tax credit of $29 million in the fourth quarter following a settlement with the IRD relating to tax assessments between 1993-1999.

•	$110 million ($74 million net of tax) impairment write-down on the TDMA network in the fourth quarter.

•	$23 million ($16 million net of tax) impairment write-down on LMDS assets in the fourth quarter.

Adjusted EBITDA was $2,344 million compared with $2,309 million for the year ended 30 June 2003.

Operating cash flow rose 7.3% to $1,681 million reflecting stronger income growth and lower interest payments.

Telecom Chairman Roderick Deane said the Group’s performance was solid with double digit underlying earnings growth achieved in the 2003-2004 year.

“The Group’s operating revenue performance was pleasing with 3.1% growth for the 12 months to 30 June 2004 compared with the same period in 2003. Operating margins remain stable despite significant price pressures,” Dr Deane said.

“The Group’s strong cash flows enabled the balance sheet to be further strengthened with a reduction in net debt of $938 million over the year to 30 June 2004.”

Telecom announced a fully imputed dividend of 9.5 cents per share for the fourth quarter of 2004, higher than the 7.5 cents per share signalled in February.

Dr Deane said he was pleased to announce a revised dividend policy, with a minimum annual payout ratio of 75% of net earnings after tax (after adding back amortisation and relevant non-cash items) effective from 1 July 2004.

“We will look to pay out a minimum of 75% of earnings under the new policy. The actual amount distributed in any year will depend on the performance of the business and macro-economic factors.”

“For the 2004-2005 year we are targeting an approximate dividend payout of 85% of net profit after tax (adjusted for amortisation and relevant non-cash items).”

2

“Interim dividends for the first three quarters of 2004-2005 will be 9.5 cents per share. The fourth quarter dividend will be set to reflect the targeted 85% pay-out ratio.”

Telecom Chief Executive Theresa Gattung said the Telecom Group’s EBITDA performance reflected targeted investment in broadband and mobile.

“Operating revenue growth for the year, particularly in the fourth quarter, was solid and when combined with lower interest payments led to an improvement in the Group’s bottom line,” Ms Gattung said.

“We are seeing a continuing trend as our business moves away from traditional areas such as voice calling towards data and IT. Our commitment to this trend is reflected in our increased investment in key areas of the business including broadband and mobile, and our acquisition of Gen-i.”

“In Australia we had revenue growth and good EBITDA growth on an annual and quarterly basis. We have seen momentum pick up in our Consumer business and we expect to see growth in our Business division with the launch of new IP services this quarter.”

New Zealand

•	Operating revenue was $3,934 million, up 3.4%.

•	Operating expenses increased 6.8% to $1,695 million, reflecting higher investment in targeted areas of the business such as broadband, mobile and calling.

•	EBITDA rose 1% to $2,239 million.

•	Revenue growth was achieved in most areas. Data, Internet and Telecom Advanced Solutions revenue growth, reflecting strong uptake of Jetstream as well as value added services, continued to offset a decline in calling revenue.

Local Service comprises fixed line and value-added services to residential, business and corporate markets.

•	Revenue for the 12 months increased 1.3% to $1,073 million while residential access line increased by approximately 9,000 to 1,425,000.

3

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide).

•	Total calling revenue decreased 8.8% to $966 million - the decline reflected price reductions and substitution such as email, Internet and mobile usage including text messaging.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, rose 24.6% to $142 million, driven primarily by mobile interconnection revenue due to growth in text messaging.

Mobile provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

•	Total mobile revenues rose 7.4% to $612 million for the 12 months to 30 June 2004 and 11.3% to $157 million for the quarter. Text messaging and other data services continued to drive mobile revenues.

•	Mobile data was again a highlight with a rise of 75.9% to $51 million for the year and 87.5% to $15 million for the quarter.

•	Total ARPU for the 12 months was stable at $34.70 per month (excluding interconnection) and grew 2.5% to $49.80 per month including interconnection.

•	At 30 June 2004 there were 1,352,000 mobile customers with 667,000 on CDMA. The 1,352,000 was a rise of 8.2% on the previous corresponding 12 months.

•	Mobile cost of sales increased by 37.2% to $155 million due to investment in customer acquisition strategies.

Data, Internet and Solutions revenue increased 13.7% to $706 million.

•	Jetstream revenue grew by 67.9% to $94 million for the year and 64.7% to $28 million for the quarter.

•	As at 30 June 2004 Telecom had 119,000 Jetstream connections compared with 72,000 as at 30 June 2003.

•	Approximately 81,000 of these were residential customers.

Directories revenues grew by 6.8% to $221 million, driven by strong sales.

4

Australia

The following breakdown of our Australian result is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Australian revenue was up 5.9% to A$343 million for the fourth quarter of 2004 compared with the same quarter in 2003 and increased 2% to A$1,324 million for the 12 months to 30 June 2004

•	EBITDA rose 8.3% to A$169 million – boosted by margin growth and lower operating expenses

Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile.

•	Australian consumer revenues were A$608 million for the full year, a rise of 2.2%, and A$150 million for the quarter, up 2% on the same quarter in 2003.

•	EBITDA rose by 8.3% to A$39 million for the 2004 year.

•	Average revenue per fixed-line customer increased 4.9% to A$79.20 per month for the fourth quarter of 2004 compared with the same period in 2003 reflecting a stronger focus on full service offerings.

•	Fixed line customers were 480,000 up approximately 6.2% for the year.

The launch of the capped A$59 offer for national and international calling contributed to growth in the customer base, including a 29% increase in multiple service customers.

Australian Business comprises AAPT’s operations in business, corporate, government and wholesale market, the Connect Internet business and TCNZA.

•	Operating revenues were stable on A$717 million for the year and up 7.9% for the fourth quarter to A$192 million compared with same quarter in 2003.

•	EBITDA increased 8.3% to A$130 million on an annual basis.

Growth in value added services offset the impact of lower prices in data and Internet while calling revenue increased in the fourth quarter due to wholesale growth.

5

Dividend

Telecom will pay a fully imputed fourth quarter dividend of NZ9.5 cents on 10 September 2004 in New Zealand and Australia, and 17 September 2004 in the United States.

The books’ closing dates are 27 August 2004 in New Zealand and 26 August 2004 for the United States.

Telecom has retained its dividend reinvestment plan, however the Board may review this by 30 June 2005.

Capital expenditure for the year ended 30 June 2004 was $608 million, an increase of 1.3% on the previous year. Telecom is forecasting to spend approximately $650 million for the 2004-2005 year.

Detailed information: The Management Commentary, condensed accounts and presentation can be found at the investor section of www.telecom.co.nz.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or

Phil Love

Senior Corporate Affairs Executive

027 244 8496

6

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

2 August 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	316,120

c) Issue Price	$4.70—$4.94

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	.0163%

g) Reason for issue	Share Option Scheme

h) Authority for issue	Share Option Scheme

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,937,283,226

l) Date of Issue	2 July 2004, 7 July 2004, 8 July 2004, 12 July 2004, 13 July 2004, 14 July 2004, 16 July 2004, 19 July 2004, 20 July 2004, 21 July 2004, 22 July 2004, 26 July 2004, 28 July 2004, 30 July 2004

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	11 August 2004